                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                Amendment No. 4
                                       to
                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or 12(g)
                     of the Securities Exchange Act of 1934

                          Royal Acceptance Corporation
             (Exact name of registrant as specified in its charter)

            Delaware                                  22-3680581
  (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

                  90 Jericho Turnpike
                    Floral Park, NY                              11001
(Address of registrant's principal executive offices)          (Zip Code)

                                 (516) 488-8600
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

                                                   Name of each exchange
Title of each class to be so registered:           on which  each class is to be registered:
-----------------------------------------          -----------------------------------------

         None                                                           None

Securities to be registered under Section 12(g) of the Act:


                                  Common Stock,
                                 par value $.001

                       Copies to: Gerald A. Adler, Esquire
                               Bondy & Schloss LLP
                               6 East 43rd Street
                          New York, New York 10017-4656
                          Telephone No. (212)-661-3535
                             Fax No. (212) 972-1677

Index to Form 10-SB Registration Statement


Item Number and Caption


PART I

1.       Description of Business
2.       Management's Discussion and Analysis or Plan of Operations
3.       Description of Property
4.       Security Ownership of Certain Beneficial Owners and Management
5.       Management
6.       Executive Compensation
7.       Certain Relationships and Related Transactions
8.       Description of Securities

PART II

1.       Market Price of and Dividends on the REgistrant's Common
         Equity and Other Shareholder Matters
2.       Legal Proceedings
3.       Changes in and Disagreements with Accountants
4.       Recent Sales of Unregistered Securities
5.       Indemnification of Officers and Directors

PART F/S

Financial Statements

PART III

1.       Index to Exhibits
2.       Description of Exhibits

Signatures

                                     PART I

                             DESCRIPTION OF BUSINESS

The Company

         Royal Acceptance Corporation (the "Company") was incorporated on November 15, 1996. On January 2, 1997, in a corporate restructuring, it merged with Royal Finance Company, a New Jersey corporation ("RFC") as a result of which RFC ceased to exist. The Company had very limited operations and together with RFC was a development stage company organized to develop and operate a financial services business specializing in the acquisition and service of lease contracts for previously owned automobiles. On July 15, 1999, the Company acquired from Alliance Holdings Limited Partnership, all of the issued and outstanding shares of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of the Company's common stock. RIT is now the Company's only subsidiary, and the Company conducts all of its operations through RIT.

RIT's Business

         RIT is in the business of leasing new and pre-owned automobiles with terms generally ranging from twelve to sixty months. It markets its leasing services through telephone solicitation and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the eastern region of the United States. From time to time, the Company also receives requests for financing of commercial industrial equipment such as computers, airplanes, boats and construction equipment. The Company typically refers these leases to other companies for a fee. These fees, however, contribute an insignificant amount to its revenues. The Company's customer base is derived from the general public and corporate accounts.

         RIT was incorporated in 1993, at which time it focused primarily on the leasing of low end automotive and commercial vehicles. At that time it had a lease portfolio of approximately 250 vehicles valued at approximately $3 million. Presently, RIT has a leasing portfolio of approximately 1,500 vehicles with a value of approximately $10.5 million. Presently, its product lines consist primarily of high line vehicles (exotic and luxury), limousines, ambulances, tow trucks, and tractors.

         RIT markets its leasing services through a network of dealer referrals, trade shows and magazine advertising. The majority of RIT's leasing income is derived from its dealer networks throughout the country. RIT's management estimates that approximately 75% of its gross leasing income is generated from its dealer networks located in Florida, North Carolina, California, Georgia and Illinois with the balance of its income generated from referrals, trade shows and magazines. RIT relies upon commercial financial institutions from which it obtains financing to purchase the vehicles it leases, including Ford Motor Credit, European American Bank, Bombardier Capital, 1st Source Bank and Associates Commercial Corp. RIT leases approximately 50-90 units per month, representing from $3 to $5 million in gross lease revenues per month. Gross lease revenues represent aggregate amounts which the Company receives from its customers on its leases, most of which the Company pays over to its lenders. From these leases, the Company received on average revenues of approximately $127,755 per month for 1998, $229,962 per month for 1999 and $474,645 per month for the first quarter of 2000.

Industry and Competition

         The auto leasing industry in which the Company operates is highly competitive and has experienced consolidation in recent years. The Company has many competitors but none which dominate the industry. The Company believes that its two largest competitors are MIC Leasing Corp. and Car Corp., but it also believes that its portfolio of leases is larger than either of theirs. The Company does not consider financing companies which are affiliated with large auto dealers, such as Daimler Chrysler, to be its direct competitors since customers who qualify for financing through these dealer affiliates or can lease directly from these dealers will not normally approach the Company for financing. The Company and leasing companies like it provide alternative financing sources for customers who are unable to obtain financing from primary sources.

Business Strategy

         RIT's general business objective is to (i) provide personal and attentive service to its clientele, (ii) lease primarily to high-quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates, (iii) finance its lease portfolio with competitive credit terms and (iv) manage its residual risk relating to RIT's resale of automobiles after the expiration of the lease term.

         In general, companies have a variety of financing alternatives available to them in acquiring the use of a new automobile, either through the purchase or lease of such vehicle. In financing the purchase of a vehicle there are various loan alternatives including, fully amortizing loans, balloon payments, no money down or low down payments. In terms of leasing vehicles, there are various options, including payment schedules, term, maintenance and repurchase rights. The primary benefit of leasing over purchasing is that leasing typically provides a consumer with the opportunity to acquire the use of a new automobile at a lower monthly payment than financing the purchase of such vehicle, usually without a significant initial cash outlay, and enables the return of the automobile without any further liability at the end of the lease term. Companies which provide employees with automobile transportation typically lease such vehicles and expense the costs. The increase in new vehicle prices in relation to annual median family income has been a contributing factor in the growth in the leasing and used automobile markets. This has provided RIT with a further opportunity for revenue growth through the resale of its vehicles after the term of the lease or in the event there are defaults of the leases.

         RIT's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. RIT's strategy for continued growth is to (i) increase lease origination by (a) increasing its name recognition, (b) acquiring similar companies or their assets,
(c) development, expansion and retention of existing clients, and (d) expansion into new geographic markets, (ii) increase and improve the terms of its financing arrangements, (iii) further develop and increase the profitability of its used automobile remarketing operations, and (iv) lease primarily to high quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates.

         RIT purchases each vehicle pursuant to its client's specifications and finances its purchase. RIT usually finances the purchase of each vehicle to correspond with the term of the lease, such that upon the completion of the lease term the lessees have the option of purchasing the automobile at a predetermined purchase price or turn the automobiles in and have no further obligation.

          The term of the leases range generally between 24 and 39 months, with the average lease being 36 months. In addition to setting forth the lease term, the amount of the rental payments and the mileage allowance, each lease requires the lessee to pay all fees, taxes, fines and other costs relating to the use of the vehicle. Generally, the lessee pays the first month's lease payment in advance of the lease term and puts up a security deposit equal to a one month lease amount. The lessee is required to maintain liability and casualty insurance on each vehicle at specified limits and to name RIT as an additional insured and loss payee. Each lease applicant must provide information regarding, among other things, corporate history, length of time in business, ability to pay based both on income level and credit history, including comparable borrowing experience and past history. The foregoing procedures provide the general basis for RIT's credit decisions.

Direct Financing Leases

         The Company focuses its operations and its marketing efforts on direct financing leases rather than operating leases. Direct financing leases generally contain open-end lessee purchase options and/or bargain purchase options. Open end lessee purchase options require the lessee upon termination to either purchase the related vehicle for the stated purchase option price or, if returned, to be responsible for any deficiency between the stated option price and the eventual price realized by the Company upon the vehicle's disposition. These leases also include certain leases containing closed-end lessee options whereby the Company expects (although not a requirement) the lessee to purchase the vehicle for the stated option price. The Company takes a large down payment, or "capital cost reduction" on the majority of these closed-end leases and the purchase option prices are generally well below the anticipated value of the related vehicle.

         The Company finances its vehicle purchases through several financial institutions. A security interest is granted to the financial institution both in the lease and the underlying leased asset as collateral for each loan. If the lessee does not exercise the purchase option at the end of the lease, or in the case of default, the Company takes possession of the underlying leased asset and either sells or re-leases it and remits to the financial institution the outstanding loan balance.

         The Company currently has no operating leases and does not focus its marketing efforts on these types of leases. All operating leases in force as of December 31, 1997 expired during 1998. At December 31, 1998 and 1999, the Company had no operating leases.

Other Sources of Revenue

         In addition to revenues it receives from its leasing operations, the Company generates revenues by selling or renting vehicles which have been returned to it either prior to the expiration of the lease term or after the lease term in cases where the lessee does not exercise its option to purchase the vehicle. Revenues from these sources, however, are significantly less than those from the Company's leasing operations, and, in some periods, the Company experiences a loss on vehicle sales due to an inability to sell vehicles at a sufficient price to cover balances due by the Company on the respective leases. During the year ended December 31, 1999, for example, the Company generated no revenues from vehicle rentals and $393,586 (9.0% of revenues) from sales of vehicles. For the nine months ended September 30, 2000, the Company again generated no revenues from vehicle rentals and experienced a gain of $233,499 (2.6% of revenues) from sales of vehicles.

         Although the Company has customers which lease large numbers of autos through it, it has no major customer which accounts for more than 10% of its revenues. The Company does rely on a small number of car dealers from whom it receives referrals for leases.

         RIT's corporate headquarter are located at 90 Jericho Turnpike, Floral Park, New York. RIT currently has ten employees and maintains an auto lease portfolio of approximately 1,500 vehicles. It has satellite offices in California, Florida, Georgia and North Carolina and intends to open three additional satellite offices within the next twelve months. Mr. Toporek, RIT's principal shareholder and chief executive officer has over 25 years of experience in the equipment, auto financing and leasing business.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

For a complete understanding of these activities, this management's discussion and analysis should be read in conjunction with Part 1. Item 1. Description of Business and Part F/S Financial Statements to Form 10-SB.


General

Royal Acceptance Corporation ("the Company") was incorporated in the State of Delaware of November 15, 1996. On July 15, 1999, it acquired all the issued and outstanding capital stock of RIT Auto Leasing Company ("RIT") in exchange for 5,650,000 shares of its common stock. The transaction has been accounted for as a reverse purchase of Royal by RIT, with the results of operations for Royal included from July 15, 1999, the date of acquisition in the accompanying consolidated financial statements.

The Company is in the business of leasing predominately new and pre-owned automobiles with terms generally ranging from twelve to sixty months. It markets its leasing services through its dealer network and advertising. The sources of its automobiles for lease are generally automobile dealers in the Eastern region of the United States. The Company also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment. However, through September 30, 2000 commercial industrial equipment accounts for an insignificant portion of company leases.


Forward Looking Statements and Certain Risk Factors

The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-QSB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting sthe generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", "continue", or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the lack of substantial profits, its dependence on key personnel, its ongoing need for additional financing and its dependence on the automobile industry. The Company is also subject to other risks detailed herein or which will be detailed from time to time in the Company's future filings with the Securities and Exchange Commission.

Results of Operations

Nine months ended September 30, 2000 and 1999:

Revenues are summarized as follows:


                                           For the Nine
                                           Months Ended
                                           September30,                           %
                                     -----------------------    Increase      Increase
                                        2000         1999      (Decrease)    (Decrease)
                                     ----------   ----------   ----------    ----------
a) Amortization of unearned
    lease income                     $3,066,373   $2,801,032   $  265,341        9.5
b) Gain (loss) on sale of
    vehicles                            233,499      118,917      114,582       96.4
                                     ----------   ----------   ----------       ----

Total revenues                       $3,299,872   $2,919,949   $  379,923       13.0
                                     ==========   ==========   ==========       ====


a) Total revenues for the nine months ended September 30, 2000 increased by approximately 13% when compared with the same period in 1999. The increase was a result of management's efforts to increase its dealer networks which has been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. Management has also expanded its financial relationships to include several new major financing sources enabling the Company to consummate additional lease agreements. Increase in customer referrals has also had an impact on the Company's revenues.

     Included in unearned income are initial payments received from leasees which aggregated $433,483 and $495,839 during the nine months ended September 30, 2000 and 1999, respectively. 50% of such payments consist of application fees and approximately 50% of nonrefundable payment of the first month's lease payment. It is the Company's policy to charge these amounts to operations when received. Such recognition policy results in approximately the same revenue as would be recognized if the interest method were used.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During the nine months ended September 30, 2000 and 1999 the Company realized a gain from the sale of vehicles of $233,499 and $118,917, respectively. The 96.4% increase in profit in 2000 resulted from the incurrance of a loss on sale of vehicles during the three months ended September 30, 1999 of $109,939 while the three months ended September 30, 2000 had a gain on the sale of vehicles of $140,611.

     The loss incurred during the three months ended September 30, 1999 of $109,939 was a function of (i) the vehicles which were sold during that period having undergone a significant number of repossessions resulting in lesser proceeds from sales, (ii) the remaining lease value on those vehicles sold; and (iii) the demand for used luxury vehicles which existed at the time of sale.

Average yield implicit in leases versus average cost of financing.


                                                              For the Nine
                                                              Months Ended
                                                              September 30,
                                                       --------------------------
                                                           2000           1999
                                                       -----------    -----------
Average yield implicit in income earning assets:
  Amortization of unearned lease income                $ 3,066,373    $ 2,801,032
  Average investment in leases                          27,183,344     19,803,822
                                                       -----------    -----------
  Annualized rate of return on income earning assets          15.0%          18.9%
                                                       ===========    ===========
Average cost of financing:
  Interest expense                                     $ 1,930,758    $ 1,315,308
  Average loans payable balance                         27,111,067     18,182,888
                                                       -----------    -----------
  Annualized average cost of financing                         9.5%           9.7%
                                                       ===========    ===========

Spread                                                         5.5%           9.2%
                                                       ===========    ===========


Interest expense:

The profitability of the Company's leases is primarily based upon the difference between the interest rate implicit in it's leases and it's cost of funds (the "Spread"). As summarized below during nine months ended September 30, 2000 the Spread was 5.5% as compared to 9.2% a year earlier. During the nine months ended September 30, 2000 the Company's cost of financing remained relatively constant. Due to increased competition the Company had to decrease the interest rate inherent in its leases which sharply decreased the rate of return on its income earning assets.


Initial direct costs:

                                             For the Nine
                                             Months Ended
                                             September 30                                   %
                                     ---------------------------        Increase        Increase
                                        2000             1999          (Decrease)      (Decrease)
                                     ----------       ----------       ----------      ----------
Total lease revenue                  $3,066,373       $2,801,032       $  265,341          9.5
Amortization of initial
  direct cost                           272,092          118,856           77,610         65.3
                                     ----------       ----------       ----------         ----

Percentage                                  8.9%             4.2%             2.0%         4.6
                                     ==========       ==========       ==========         ====


Initial direct costs consists primarily of commissions, auto repairs and financing costs. Such costs are amortized over the life of the lease using the interest method. As a percentage of revenue, such amortization increased by 4.7% for the nine months ended September 30, 2000 as compared to the same period in 1999. Such increase was due to a large increase in new leases from sales personnel and independent sales agents resulting in higher commission cost commencing in the later half of fiscal 1999 and continuing through September 30, 2000.

Selling, general and administration expenses:


                                             For the Nine
                                             Months Ended
                                             September 30                                   %
                                     ---------------------------        Increase        Increase
                                        2000             1999          (Decrease)      (Decrease)
                                     ----------       ----------       ----------      ----------
Total revenues                       $3,299,872       $2,919,949       $  379,923         13.0
                                     ----------       ----------       ----------        -----
Selling, general and
  administrative expenses:
Provision for bad debts                 156,000          132,000           24,000         18.2
Salaries and wages                      352,861          242,588          110,273         45.5
Payroll taxes                            77,768           55,618           22,150         39.8
Rent and real estate taxes              153,875          122,850           31,025         25.3
Travel and entertainment                 50,683           74,788          (24,105)       (32.2)
Professional fees                        58,640           30,882           27,758         89.9
Amortization of deferred charges         33,984           17,884           16,100         90.0
Other general and aministrative
  expenses                              123,896          183,569          (59,673)       (27.1)
                                     ----------       ----------       ----------        -----

                                     $1,007,707       $  860,179       $  147,528         17.2
                                     ==========       ==========       ==========        =====
                                           30.5%            29.5%                         01.7
                                     ==========       ==========                         =====


Selling, general and administration expenses:

Selling, general and administrative expenses ("SG&A") increased from $860,179 during the nine months ended September 30, 2000 to $1,007,707 during the nine months ended September 30, 2000 (an increase of $147,528). This increase was attributed to increases in bad debts and salaries and wages and professional fees which were caused by the large increase in revenues. However, as a percentage of revenues, SG&A expenses decreased by only 1.08%.

Financial Condition

The Company's cash position at September 30, 2000 was $4,773, a decrease of $28,333 from December 31, 1999. The net investment in direct finance leases represents the aggregate future lease payments due to the Company from its leasees. Such amount was $27,339,056 at September 30, 2000 and $27,109,444 at December 31, 1999. Management believes that it has adequately reserved for any possible bad debt. Purchase of leased vehicles are financed under several separate credit facilities. Such indebtedness aggregated $27,611,968 at September 30, 2000 and $26,610,165 at December 31, 1999.

Vehicle held for sale or re-lease increased from $1,300,843 at December 31, 2000 to $2,225,414. Such increase was the result of an increase in vehicle coming off lease during the first nine months of 2000 compared with the same period in 1999.

Accounts payable and accrued expenses decreased from $512,324 at December 31, 1999 to $222,181 at September 30, 2000. The balance at December 31, 1999 was very high due to a slowdown by the Company in the fourth quarter in paying its operating expense bills due to insufficient operating funds. Approximately $197,000 was loaned to the Company by its president during the nine months ended September 30, 2000, thus increasing the loan balance to approximately $305,000. The increase in loans to the President were used to pay operating expenses and costs.

Due to the timing difference between book and tax treatment of leasing operations, the Company has a deferred tax liability as of September 30, 2000 of $740,000. Such amount increased by $34,000 during the nine months ended September 30, 2000.

Stockholders' equity increased by $118,534 during the nine months ended September 30, 2000. Such increases was the result of income of $50,371 and the sale of 165,000 common shares for $165,000. These increases in stockholders' equity were partially offset by additional amounts loaned to an affiliate of $96,837.

Liquidity and Capital Resources:

During the nine months ended September 30, 2000 cash of $358,126 was used in operations which is summarized as follows (i) net income of $50,371, which is adjusted for non cash items of $360,326, (ii) an increase in loans payable of $1,001,803 and (iii) a decrease in other assets of $6,254. Offsetting these increase in cash flows was (i) a increase in the net investment in direct finance leases in the amount of $50,204, (ii) an increase in vehicles held for sale or re-lease of $924,571, (iii) a decrease in accounts payable and accrued expenses of $290,143, (iv) a increase in related party interest receivable of $50,962 and (v) and increase in prepaid expenses of $10,000.

During the nine months ended September 30, 2000, the President loaned $197,293 to the Company for part of its cash flow needs. The Company also loaned $32,500 to an affiliate which is controlled by the President.

During the nine months ended September 30, 2000, the Company raised $165,000 through the sale of 165,000 shares of its common stock pursuant to Rule 504 offerings at $1.00 per share.

Working capital at September 30, 2000 was $63,448, which showed an improvement over the negative working capital balance at December 31, 1999 of $427,574. When the current portion of unearned income is added back to the September 30, 2000 working capital, the result is a positive working capital balance of $503,4936.

Management's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. The strategy for continued growth is to (i) increase lease origination by (a) increased name recognition, (b) acquisition of similar companies or their assets, (c) the development, expansion and retention of existing clients, and (d) the expansion into new geographic markets, (ii) increase and improve the terms of its financing arrangements, (iii) further develop and increase the profitability of its used automobile remarketing operations and (iv) lease primarily to high quality credit applicants in order to continue to build a lease profolio with low delinquency and credit loss rate.

Management believes that anticipated cash flow from operations and the proceeds raised through its private offering will be sufficient to fund its operations for the next 12 months assuming that those operations are consistent with management's expectations of its anticipated increase in revenues. The company may need additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing elected by the Company will depend upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. Moreover, any statement regarding the Company's ability to fund its operations from expected cash flows is speculative in nature and inherently subject to risks and uncertainties, some of which cannot be predicted or quantified.

Years ended December 31, 1999 and 1998.

Revenues are summarized as follows:


                                         For the Years Ended
                                             December 31,                                   %
                                     ---------------------------        Increase        Increase
                                        1999             1998          (Decrease)      (Decrease)
                                     ----------       ----------       ----------      ----------
a) Amortization of unearned
    lease income                     $3,599,555       $1,533,060       $2,066,495        134.8
b) Gain on sale of vehicles             393,586          504,775         (111,189)       (22.0)
c) Rental income                           --            219,622         (219,622)      (100.0)
                                     ----------       ----------       ----------       ------

                                     $3,993,141       $2,257,457       $1,735,684         76.9
                                     ==========       ==========       ==========        =====


a) The Company classifies the majority of its leases as direct finance leases in accordance with FASB Statement No. 13 as amended (FASB No. 13). Under FASB No. 13, revenue recognized for direct financing leases is accounted for by use of the interest method. This method recognizes the excess of aggregate rentals receivable and lease purchase options over the cost of the leased vehicles over the term of the lease so as to produce a constant periodic rate of return on the net investment in the lease. The total amount of unearned lease income on leases in force at the beginning of the periods and entered into during the year was $12,219,108 during 1999 and $5,455,775 during 1998. Amortization of unearned lease income represented 29% of total unearned income during 1999 and 28% in 1998. The dollar value increase of $2,066,495 (135% increase) was a result of management's efforts to increase its dealer networks, which has been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. Increase in customer referrals has also had an impact on the Company's revenues.

     Included in unearned income are initial payments received from leases which aggregated $332,705 and $354,480 during 1999 and 1998, respectively. Approximately 50% of which represents nonrefundable bank application fees and approximately 50% which represents the nonrefundable payment of the first months lease payment. It is the Company's policy to charge these amounts to operations when received. Such policy results in approximately the same revenue as would be recognized in the interest method were used.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is reprocessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During 1999 the Company collected $1,779,953 on the sale of vehicles and realized a gain of $393,586 (22% gross profit) on such sales. During 1998 the Company collected $1,015,936 on the sale of vehicles and realized a $504,755 gain (50% gross profit) on such sales. The gross profit variant is a function of the type or vehicle sold, the lease terms and whether the vehicle was reprocessed or came off lease at the termination date.

c) Prior to 1999, a small portion of the Company leases were classified as operating leases insofar as they did not satisfy the capital lease criteria of FASB No. 13. Lease payments are recognized as rental income on such leases. Rental income during 1998 aggregated $219,622 as compared to $-0- during 1999.

Interest expense:

Average yield implicit in income earning assets versus average cost of financing.


                                                            For the Years Ended
                                                                December 31,                  %
                                                       -----------------------------      Increase
                                                          1999             1998          (Decrease)
                                                       -----------       -----------     ----------
Average yield implicit in income earning assets:
  Amortization of unearned lease income                $ 3,599,555       $ 1,742,682 (1)
  Average investment in leases                         $20,193,000       $11,228,607
                                                       -----------       -----------
  Rate of return on income earning assets                     17.8%             15.5%        2,3
                                                       -----------       -----------
Average cost of interest bearing liabilities
  Interest expense                                     $ 1,937,172       $ 1,154,214
  Average balance of interest bearing liabilities       19,663,000        11,087,000
                                                       -----------       -----------
  Average cost of interest bearing liabilities                 9.8%             10.4%       (0.6)
                                                       ===========       ===========        ====

Spread                                                         8.0%              5.1%        2.9
                                                       ===========       ===========        ====


(1)  Includes $219,622 of rental income from operating leases.


The profitability of the Company's leases is primarily based upon the difference between the interest rate implicit in it's leases and it's cost of funds (the "Spread"). As summarized above the Spread during 1999 was 8.0% as compared to 4.1% during 1998. In order for the Company to increase its leasing business, it was necessary to accept less creditworthy leases. In order for the Company to compensate for its increased risk, the interest rate implicit in its leases were increased. In addition, the Company leased more expensive cars during 1999 which generally carries higher implicit interest rates.

Amortization of initial direct costs as it relates to the amortization of unearned income:


                                              For the Years Ended
                                                  December 31,
                                          ---------------------------        Increase
                                             1999             1998          (Decrease)
                                          ----------       ----------       ----------
Amortization of unearned
  lease income                            $3,599,555       $1,533,060       $2,066,495
Amortization of initial direct costs         206,192           68,752          137,440
                                          ----------       ----------       ----------
Amortization of initial direct costs
  as a percentage of revenues                    5.7%             4.5%             6.7%
                                          ==========       ==========       ==========


Initial direct costs consists primarily of commissions, auto repairs and financing costs. Such costs are amortized over the life of the lease using the interest method. As a percentage of lease revenue, such amortization increased by 1.2% from 1998 to 1999. Such increase was caused by an increased in up front costs associated with leases entered into during 1999.

Selling, general and administration expenses ("SG&A") as a percentage of total revenues:


                                              For the Years Ended
                                                  December 31,
                                          ---------------------------        Increase
                                             1999             1998          (Decrease)
                                          ----------       ----------       ----------
Total revenues                            $3,993,141       $2,257,457       $1,735,684

Selling, general and
  administrative expenses                  1,399,939          904,451          495,488
                                          ----------       ----------       ----------
Increase (decrease) as a
  percentage of revenues                        35.1%            40.1%            (5.0%)
                                          ==========       ==========       ==========

Provision for bad debts                   $  328,198       $  296,640       $   31,558
Salaries and wages                           351,363          204,209          147,154
Payroll taxes                                114,795           62,104           52,691
Rent and real estate taxes                   175,570          117,598           57,972
Travel and entertainment                     102,478           75,127           27,351
Professional fees                             72,852           25,583           47,269
Amortization of deferred charges              39,533             --             39,533
Other general and administrative expenses    215,150          123,190           91,960
                                          ----------       ----------       ----------

                                          $1,399,939       $  904,451       $  495,488
                                          ==========       ==========       ==========


The expansion of leasing operations required the hiring of additional personnel which accounted for the increase in salaries and wages and payroll taxes. The provision for bad debts increased due to the additional exposure resulting from the large increase in lease receivables. Efforts to increase revenues resulted in an increase in travel and entertainment. All other expenses which consisted of con-sulting, professional fees, office expense, etc. also increased due to need to support the expansion of leasing activities.


Years ended December 31, 1998 and 1997.

Revenues are summarized as follows:


                                         For the Years Ended
                                             December 31,                                   %
                                     ---------------------------        Increase        Increase
                                        1998             1997          (Decrease)      (Decrease)
                                     ----------       ----------       ----------      ----------
a) Amortization of unearned
    lease income                     $1,533,060       $  604,198       $  928,862        153.7
b) Gain on sale of vehicles             504,775          680,832         (176,057)        25.9
c) Rental income                        219,622          262,229          (42,607)       (16.2)
                                     ----------       ----------       ----------        -----

                                     $2,257,457       $1,547,259       $  710,198         45.9
                                     ==========       ==========       ==========        =====


a) The total amount of unearned lease income on leases in force at the beginning of the periods and entered into during the year was $5,455,775 during 1998 and $2,312,557 during 1997. Amortization of unearned lease income represented 28% of total unearned income during 1998 and 26% in 1997. The dollar value increase of $928,862 (a 154% increase) was the result of entering into many more capital leases during 1998 than 1997. Rental income decreased due to the change over from operating to capital leases.

     Included in unearned income are initial payments received from leasees which during the year ended December 31, 1998 aggregated $354,480 and $23,798 during 1998 and 1997, respectively. Approximately 50% of which represents non-refundable bank application fees and approximately 50% which represents the nonrefundable payment of the first months lease payment. It is the Company's policy to charge these amounts to operations when received. Such policy results in approximately the same periodic revenue as would be recognized if the interest method was used.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During 1998 the Company collected $1,015,936 on the sale of vehicles and realized a gain of $504,775 or (50% gross profit). During 1997 the Company collected $860,382 on the sale of vehicles and realized a $680,832 gain (79% gross profit) on such sales. The variant was do to the sale of more vehicles on operating leases which were near or fully depreciated at the time of sale. Such low book values generated higher margins in 1997 than during 1998.

c) During 1997, a larger portion of the Company leases were classified as operating leases than in 1998 because they did not satisfy the capital lease criteria of FASB No. 13. Rental income is recognized on such leases. Rental income during 1997 aggregated $262,229 as compared to $219,622 during 1998.

Interest expense:

Average yield of implicit on income earnings assets versus average cost of financing.


                                                            For the Years Ended
                                                                December 31,                  %
                                                       -----------------------------      Increase
                                                          1998             1997          (Decrease)
                                                       -----------       -----------     ----------
Average yield implicit on income earning assets:
  Amortization of unearned lease income                $ 1,742,682       $   866,427  (*)
                                                       -----------       -----------
  Average investment in leases                          10,701,000         7,484,566
  Average automobiles under
    operating leases                                       527,607           627,190
                                                       -----------       -----------
                                                        11,228,607         8,111,756
                                                       -----------       -----------
  Rate of return on income earning assets                     15.5%             10.9%        4.6
                                                       ===========       ===========

Average cost of financing:
  Interest expense                                       1,154,214           811,760
  Average balance of interest bearing
    liabilities                                         10,087,000         7,936,015
                                                       -----------       -----------

Average cost of interest bearing liabilities                  11.4%             10.2%        1.2
                                                       ===========       ===========         ===

Spread                                                         4.1%              0.7%        3.4
                                                       ===========       ===========         ===


(*) Includes rental income on operating leases of $219,622 and $262,229, respectively.

The profitability of the Company's leases is primarily based upon the difference between the interest rate implicit in it's leases and it's cost of funds (the "Spread"). As summarized above the Spread during 1998 was 4.1% as compared to 0.7% during 1997. The increase in the Spread during 1998 was in part due to the type of leases which were entered into. During the 1999 the Company stopped writing operating leases which carried a lower markup. Vitually all leases written during 1998 were direct financing leases with higher implicit interest rates.

Amortization of initial costs:


                                                            For the Years Ended
                                                                December 31,
                                                       -----------------------------      Increase
                                                          1998             1997          (Decrease)
                                                       -----------       -----------     ----------
Amortization of unearned
  lease income                                         $ 1,533,060       $   604,198      $928,862
Amortization of initial direct costs                        68,752            23,798        44,954
                                                       -----------       -----------      --------

Percentage                                                     4.5%              3.9%          4.8%
                                                       ===========       ===========      ========


Initial direct costs consists primarily of commissions, auto repairs and financing costs. Such costs are amortized over the life of the lease using the interest method basis. As a percentage of revenue, such amortization remained relatively constant during 1998 and 1997.

Selling, general and administration expenses as a percentage of total revenues:


                                                            For the Years Ended
                                                                December 31,
                                                       -----------------------------      Increase
                                                          1998             1997          (Decrease)
                                                       -----------       -----------     ----------
Total revenues                                         $ 2,257,457       $ 1,547,259      $ 710,198

Selling, general and
  administrative expenses                                  904,451           367,568        536,883
                                                       -----------       -----------      ---------

Percent of revenues                                           40.1%             23.8%          16.3%
                                                       ===========       ===========      =========


Selling, general and administrative expenses increased from $367,568 in 1997 to $904,451 in 1998 (a 146.1% increase while revenues increased 45.9% to $2,257,457 in 1998).

Such increased costs and expenses are summarized as follows:


                                         For the Years Ended
                                             December 31,                                   %
                                     ---------------------------        Increase        Increase
                                        1998             1997          (Decrease)      (Decrease)
                                     ----------       ----------       ----------      ----------
a) Provision for bad debts           $  296,640       $     --         $  296,640          --
b) Salaries and wages                   204,209          104,732           99,477         95.0
c) Payroll taxes                         62,104           10,425           51,679        495.7
d) Rent and real estate taxes           117,598           75,550           42,048         55.7
e) Travel and entertainment              75,127           62,820           12,307         19.6
f) Professional fees                     25,583           18,908            6,675         35.3
g) Other general and
    administrative expenses             123,190           95,133           28,057         29.5
                                     ----------       ----------       ----------        -----

                                     $  904,451       $  367,568       $  536,883        146.1
                                     ==========       ==========       ==========        =====


a) Due to the increase in leasing operations, a provision for bad debts was required during 1998 whereas during 1997 no such provision was necessary.

b) The expansion of leasing operations during 1998 necessitated the hiring of additional sales personnel.

c)   Payroll taxes increased due to the increase in salaries.

d) During 1998 the rent pursuant to the Company's related party lease was increased.

e) Travel and entertainment increased due to an increase in sales personnel and their pursuit of new and continuing business.

f) Professional fees increased due to expenses related to both legal and accounting services.

                                    PROPERTY

         RIT leases approximately 2,000 square feet of office space and a lot for automobiles of approximately 11,500 square feet, both at 90 Jericho Turnpike, Floral Park, New York 11001 at an annual rental of $120,000 per year which lease expires in June, 2002. The property is leased directly from the Alliance Holdings Limited Partnership, of which Richard Toporek is the General Partner.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

------------------------------------------------------------------------------------------------------
Name and Address of Beneficial Owner         Amount and Nature of Ownership     Approximate % of Class
------------------------------------        ---------------------------------   ----------------------
------------------------------------------------------------------------------------------------------
Richard Toporek, President/Secretary                5,650,000(1)                         75%
and Director
------------------------------------------------------------------------------------------------------
Mark Caulo,                                              -
Chief Financial Officer and Director
------------------------------------------------------------------------------------------------------
Robert Ricciuti,                                         -
Vice President and Director
------------------------------------------------------------------------------------------------------
Alliance Holdings Limited Partnership               5,650,000                            75%
------------------------------------------------------------------------------------------------------
Directors and Officers as a Group                   5,650,000                            75%
------------------------------------------------------------------------------------------------------


(1) Mr. Toporek owns these shares beneficially solely by virtue of his status as the general partner of Alliance Holdings Limited Partnership. He disclaims beneficial ownership of such shares.

                                   MANAGEMENT


Name                                        Age                          Position
----                                        ---                          --------
Richard Toporek                             48                President/Secretary and
                                                              Director

Mark Caulo                                  41                Chief Financial Officer
                                                              and Director

Robert Ricciuti                             45                Vice President and Director


         Richard Toporek has over 25 years of experience in the equipment, auto financing and leasing industry. He has been President and a Director of RIT since 1993. His responsibilities include overseeing all aspects of the daily management and operation of RIT, including the management of over $25 Million of leases as well as RIT's credit facilities. Mr. Toporek has also been the Chief Executive Officer of Professional Vehicle Leasing since 1976 and has been a Vice President of Alpha Acceptance Corp. since 1990. He is also a Director of Chariot Limousine, and Transportation, Ltd. and Liberty Sales & Truck Leasing, Inc. Mr. Toporek is founder and past president of the Tri-State Chapter of the National Vehicle Leasing Association. Mr. Toporek will not be devoting all of his time to the business of the Company as some of his time will be devoted to Professional Vehicle Leasing and Alpha Acceptance Corp. He is a graduate of Queens College with a Bachelor of Arts degree. See "Risk Factors--Dependence on Richard Toporek."

         Mark Caulo is a certified public account and is currently with MCM Tax Services Ltd. and Kornelia M. Sevfried CPA, PC, an accounting and tax planning and preparation service founded by him in 1984. Mr. Caulo's experience is concentrated in leasing and automotive related industries as well as the financial services industries. His firm is presently the outside accounting firm for RIT. Upon completion of the Offering, Mr. Caulo will join the Company as its chief financial officer and will be devoting the majority of his time to the business of the Company. Mr. Caulo is a graduate of St Frances College with a Bachelor of Science Degree.

         Robert Ricciuti has been Director of Operations of Great American Commercial Leasing of Great Neck, New York, a commercial equipment and automobile leasing company since February, 1997 where he is responsible for all of the functions of the company's work flow from the initial marketing programs to the finalization of lease transactions. From 1991 to 1997 he was Director of Auto Portfolios for National Star Leasing where he was responsible for the credit analysis of all applications for equipment, automobile and truck leasing. From 1988 to 1991 he was an Assistant Vice President of Oxford Resources, a major financial institution where he directed and oversaw all aspects related to operations, collections and customer service.

                             EXECUTIVE COMPENSATION


                                                                                             Long Term Compensation
                                                                                             ----------------------
                                                       Annual Compensation               Awards           Payouts
                                                       -------------------               ------           -------
                                                                                         Securities
Name and Principal                                                      Other Annual     Underlying       All Other
Position                         Year       Salary         Bonus        Compensation     Options          Compensation
-----------------------          ----       ------         -----        ------------     -----------      ------------

Richard Toporek,               1999         $75,281          -                -                                 -
President, Secretary and       1998          26,000          -                -
Director                       1997          10,068



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Mr. Richard Toporek, the President, Secretary and a Director of the Company is the general partner of Alliance Holdings Limited Partnership, the owner of 5,650,000 shares of the Company's common stock.

         The Company leases space on a month to month basis from Toporek Family Limited Partnership which is controlled by, Mr. Toporek. Minimum annual rental payments are $120,000 per annum, plus escalations and real estate taxes. Rent expense for the years ended December 31, 1999 and 1998 was $175,569 and $117,598, respectively.


         At December 31, 1999, Chariot Limosine and Transportation, Ltd., a company owned by Mr. Toporek, owed the Company $481,000. This amount is due on demand, bears interest at 9% and is secured by Chariot's assets. The debt is also guaranteed by Mr. Toporek, who has further secured the loan with his shares of the Company's common stock.

         At December 31, 1999, the Company owed Mr. Toporek $107,894. The obligation is payable on demand and bears interest at 9%.

                            DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, of which 7,698,707 shares were issued and outstanding as of December 14, 2000. The holders of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor. Upon liquidations of the Company the holders of common stock are entitled to share pro rata in any distribution to shareholders.

Preferred Stock

         The Company is authorized to issue 1,000,000 shares of preferred stock, $.001 par value none of which issued and outstanding.

         Olde Monmouth Stock Transfer Co., 77 Memorial Parkway, Suite 101, Atlantic Highlands, NJ 07716, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

         The Company has 7,697,709 shares of common stock outstanding, but, of these shares, only 1,330,509 shares are freely tradable. All of the remaining shares of common stock are considered "restricted securities" and in the future, may be sold only in compliance with rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act") unless registered under the Act (the "restricted shares").

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                     PART II

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's securities trade are traded on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "RYFC". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods as reported by the National Quotation Bureau:

                                                        High              Low
                                                        ----              ---

1998:             2nd  Quarter                           .25              .25
                  3rd  Quarter                           .25              .25
                  4th  Quarter                           .25              .25

1999:             1st  Quarter                          2.00              .25
                  2nd  Quarter                          2.375             .25
                  3rd  Quarter                          1.40625           .03125
                  4th  Quarter                          3.375            1.03125

2000:             1st  Quarter                             --              --
                  2nd  Quarter                             --              --
                  3rd  Quarter                             --              --
                  4th  Quarter

Holders

         As of March 16, 2000, the number of holders of record of common stock, excluding the number of beneficial owners whose securities are held in street name, was approximately 97.

Dividend Policy

         The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company's financial condition, capital requirements and business condition.

                                LEGAL PROCEEDINGS

         The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

 Not applicable.

                     RECENT SALES OF UNREGISTERED SECURITIES

         The following paragraphs set forth certain information with respect to all securities sold by the Company within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). The information includes the names of the purchasers, the date of issuance, the title and number of securities sold and the consideration received by the company for the issuance of these shares.

         On December 27, 1997, the Company issued to Loren Investment Group, Inc., 250,000 shares of common stock as a retainer for its agreement to provide consulting services to the Company valued at $2,500. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to
Section 4(2) of the Act.

         On December 27, 1997, the Company issued to Bondy & Schloss LLP, 250,000 shares of common stock as a retainer for legal services rendered to the Company valued at $2,500. These shares were issued in compliance with Rule 504 of Regulation D.

         On December 27, 1997, the Company issued to Gerald Ponsiglione, an officer and director of the Company 200,000 shares of common stock valued at $2,000 in consideration for his agreement to serve in such capacity. The aforesaid shares were issued pursuant to Section 4(2) of the Act.

         On March 25, 1998, the Company issued to William Hayde, 250,000 shares of common stock as a retainer for his agreement to provide consulting services to the Company valued at $62,500. These shares were issued in compliance with Rule 504 of Regulation D.

         Commencing in September 1998 through October 1, 1999, the Company sold 408,300 shares of common stock pursuant to Rule 504 at a price of $0.25 per share to the following persons, each in the amount set forth opposite his, her or its name:

Harvey Bayard                                                     30,000
Georgianna Gostkowski                                                200
Robert J. Ryan                                                     1,000
A. Ruthenberg                                                      3,000
Staci Gassoso                                                     20,000
Tutta Italia Inc                                                  10,000
Robert Tarantola                                                   2,000
Joanne Gallo                                                       2,000
John M. Young Jr.                                                 10,000
Gus Sclafani                                                       6,000
Darlene Bosco                                                     37,000
Lillian and Richard Misiak                                        15,000
Larry Schwartz                                                     5,000
Richard Cullen                                                     4,000
Darryl Mathews and Donna
       Mathews JTWROS                                              5,000
Daniel Miele                                                       2,400
Rocco Urgo                                                         6,000
Enice Lorenzo                                                      2,500
Joe Lorenzo & Sons Provisions, Inc.                                8,000
Vincent Lorenzo                                                    2,500
Craig Fligel                                                       4,000
Enice Lorenzo                                                      2,500
Naim Haddad                                                       10,000
Angela Vergona                                                     4,000
Mary F. Calabro                                                    4,000
Bethanne Thomas                                                  100,000
Craig Fligel                                                       4,000
Harvey Bayard                                                     40,000
Catherine DeWitt                                                   9,000
Joseph C. Larezza                                                  4,000
Joseph C. Larezza                                                  1,000
L. Rolls (Nominees) Ltd.                                          20,000
L. Rolls (Nominees) Ltd.                                          20,000
AJ & Company of New York Limited                                   2,000
Hugh Conlin                                                        2,000
Monica Lloyd                                                       2,000
Jacquelyn Rado                                                     1,000
Rosella Valente                                                    2,000
Anthony Amitrano                                                   1,200
Paul Roth                                                          4,000

         In March of 1999, the Company sold the following shares at a price of $2.00 per share to the following individuals under Rule 504:

             Bhavin Patel                                 5,000
             Patricia Novinski                            2,000

         In March 1999, the Company issued 150,000 shares to Gerald Ponsiglione and 150,000 shares to Loren Investment Group, in exchange for prior services rendered valued at $75,000 in the aggregate.

         Commencing October 5, 1999, the Company has offered and sold the following shares to the listed individuals at a price of $1.00 per share under Rule 504:

Henry L. Arkin                       10,000
Patricia Freda                       20,000
Norman F. Levy                       50,000
Kenneth Miller                        5,000
John P. Philis                        5,000
Salomon Shapiro                      25,000
Henrietta Meltzer                    20,000
Jerome Breslaw, M.D.                 20,000
Saber Inc.                           10,000

                                    PART III

                        Index and Description of Exhibits

1. Index to Exhibits

Exhibit No.   Description
----------    ------------
3.1           Certificate of Incorporation, together with all amendments*
3.2           Certificate of Merger*
3.3           By-Laws*
4.1           Specimen Common Stock Certificate*
10.1          Exchange Agreement, dated as of July 13, 1999, by and between the
              Company, RIT Auto Leasing Group, Inc. and Alliance Holdings*
              Limited Partnership*
27.1          Financial Data Schedule


* Previously filed.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         The Company's Certificate of Incorporation contains no specific provision pertaining to the liability or indemnification of its officers or directors. However, the Company's by- laws provide that no director or officer of the corporation shall be liable for the acts, defaults or neglects of any other director or officer, or for any loss sustained by the corporation, unless the same has resulted from his own willful misconduct, willful neglect, or negligence. The by-laws further provide as follows:

         Each director and officer of the corporation and each person who shall serve at the corporation's request as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all reasonable costs, expenses and liabilities (including reasonable attorney's fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from, any claim, action, suit, proceeding, investigation or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a director or officer of the corporation or such director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation. As to whether or not a director or officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each director and officer may conclusively rely upon an opinion of legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights to which such person may be entitled as a matter of law and shall inure to the benefit of the legal representative of such person.



                  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not Applicable

                        FINANCIAL SCHEDULES AND EXHIBITS

(a) The following financial statement are filed herewith:

         Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

                          ROYAL ACCEPTANCE CORPORATION
                                 AND SUBSIDIARY

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                               SEPTEMBER 30, 2000


                          INDEX TO FINANCIAL STATEMENTS

                                                                      Page No.
                                                                      --------
FINANCIAL STATEMENTS:

Independent Accountants' Report ..................................       F-2

Balance Sheets
   As of December 31, 1999 (Consolidated) December 31, 1998
   and September 30, 2000 (Consolidated) (Unaudited) .............       F-3

Statements of Operations
   For the Years Ended December 31, 1999 (Consolidated) and 1998
   For the Nine Months Ended September 30, 2000 (Consolidated)
   (Unaudited) and Nine Months Ended September 30, 1999
   (Consolidated) (Unaudited).....................................       F-4

Statements of Stockholders' Equity
   For the Years Ended December 31, 1999 (Consolidated) and 1998
   For the Nine Months Ended September 30, 2000
   (Consolidated) (Unaudited).....................................       F-5

Statements of Cash Flows
   For the Years Ended December 31, 1999 (Consolidated) and 1998
   For the Nine Months Ended September 30, 2000 (Consolidated)
   (Unaudited) and Nine Months Ended September 30, 1999
   (Consolidated) (Unaudited).....................................       F-6

Notes to Financial Statements ....................................    F-7 - F-22




[LOGO] WEINICK
          SANDERS                                                 1515 Broadway
              LEVENTHAL & CO., LLP                   NEW YORK, N.Y.  10036-5788
-------------------------------------------------------------------------------
              CERTIFIED PUBLIC ACCOUNTANTS                         212-869-3333
                                                               FAX 212-764-3080
                                                                  WWW.WSLCO.COM

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Stockholders and Board of Directors
Royal Acceptance Corporation


We have audited the accompanying consolidated balance sheets of Royal Acceptance Corporation and its Subsidiary - RIT Auto Leasing Group, Inc., as at December 31, 1999, and the related statements of operations, cash flows, and stockholders' equity for the year then ended and the accompanying balance sheet of RIT Auto Leasing Group, Inc. as at December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessisng the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Acceptance Corporation and Subsidiary as at December 31, 1999, and the results of their operations and their cash flows for the year then ended, and RIT Auto Leasing Group, Inc. as at December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                              /s/ Weinick Sanders
                                  Leventhal & Co., LLP

New York, New York
March 29, 2000

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                                 BALANCE SHEETS


                                A S S E T S
                                -----------

                                                                                  September 30,        December 31,
                                                                                      2000          1999          1998
                                                                                   -----------   -----------   -----------
                                                                                 (Consolidated)(Consolidated)   (Note 1)
                                                                                   (Unaudited)
Current assets:
  Cash                                                                             $     4,773   $    33,106   $   237,957
  Net investment in direct financing leases                                          6,282,008     7,759,531     5,152,947
  Interest receivable - related party                                                   64,337        13,375          --
  Prepaid expenses                                                                      10,000          --            --
                                                                                   -----------   -----------   -----------
        Total current assets                                                         6,361,118     7,806,012     5,390,904

Vehicles held for sale or re-lease                                                   2,225,414     1,300,843       504,701

Net investment in direct financing leases                                           21,057,048    19,349,913     8,129,175

Furniture and equipment - net of depreciation
  and amortization                                                                      92,203       112,453        97,146

Due from related parties                                                                67,796        68,296          --

Deferred charges                                                                        16,015        49,999          --

Other assets                                                                             4,023        10,277         7,775
                                                                                   -----------   -----------   -----------

                                                                                   $29,823,617   $28,697,793   $14,129,701
                                                                                   ===========   ===========   ===========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
                   ------------------------------------

Current liabilities:
  Current maturities of loans payable                                              $ 5,770,302   $ 7,613,318   $ 3,711,930
  Accounts payable and accrued expenses                                                222,181       512,324        21,073
  Loan payable stockholder                                                             305,187       107,894          --
                                                                                   -----------   -----------   -----------
        Total current liabilities                                                    6,297,670     8,233,536     3,733,003

Loans payable - net of current maturities                                           21,841,666    18,996,847     9,005,594

Deferred income taxes                                                                  740,000       706,000       566,000
                                                                                   -----------   -----------   -----------

        Total liabilities                                                           28,879,336    27,936,383    13,304,597
                                                                                   -----------   -----------   -----------

Stockholders' equity:
  Preferred stock:
     At September 30, 2000 and December 31, 1999: Par value - $.001 authorized -
        1,000,000 shares, issued and outstanding - none
     At December 31, 1998 - none authorized,
        issued and outstanding
  Common stock:
     At September 30, 2000 and December 31, 1999: Par value - $.001, authorized
        - 25,000,000 shares, issued and outstanding - 7,697,709 shares at
        September 30, 2000 - and 7,532,709 shares
        at December 31, 1999
     At December 31, 1998 - no par value, authorized -
        200 shares, issued and outstanding - 100 shares                                  7,698         7,533       150,000
  Additional paid-in capital                                                           417,770       252,935          --
  Retained earnings                                                                  1,032,313       981,942       675,104
                                                                                   -----------   -----------   -----------
                                                                                     1,457,781     1,242,410       825,104

  Less:  Due from related party                                                        513,500       481,000          --
                                                                                   -----------   -----------   -----------
          Total stockholders' equity                                                   944,281       761,410       825,104
                                                                                   -----------   -----------   -----------

                                                                                   $29,823,617   $28,697,793   $14,129,701
                                                                                   ===========   ===========   ===========



                       See notes to financial statements.

                          ROYAL ACCEPTANCE CORPORATION

                            STATEMENTS OF OPERATIONS



                                        For the Nine Months Ended         For the Years Ended
                                               September 30,                  December 31,
                                     -------------------------------  ----------------------------
                                           2000            1999            1999            1998
                                     --------------   --------------  --------------    ----------
                                     (Consolidated)   (Consolidated)  (Consolidated)     (Note 1)
                                       (Unaudited)      (Unaudited)
                                                       (See Note 1)
Revenues:
  Amortization of unearned
    lease income                        $3,066,373      $2,801,032      $3,599,555      $1,533,060
  Rental income                               --              --              --           219,622
  Gain on sale of vehicles                 233,499         118,917         393,586         504,775
                                        ----------      ----------      ----------      ----------
Total revenues                           3,299,872       2,919,949       3,993,141       2,257,457
                                        ----------      ----------      ----------      ----------

Costs and expenses:
  Interest                               1,930,758       1,315,308       1,937,172       1,154,214
  Amortization of initial
    direct costs                           272,092         118,856         206,192          68,752
  Provision for bad debts                  156,000         132,000         328,198         296,640
  Salaries and wages                       352,861         242,588         351,363         204,209
  Payroll taxes                             77,768          55,618         114,795          62,104
  Rent and real estate taxes               153,875         122,850         175,570         117,598
  Travel and entertainment                  50,683          74,788         102,478          75,127
  Professional fees                         58,640          30,882          72,852          25,583
  Amortization of deferred charges          33,984          17,884          39,533            --
  Other selling and
    administrative expenses                123,896         183,569         215,150         123,190
                                        ----------      ----------      ----------      ----------
Total costs and expenses                 3,210,557       2,294,343       3,543,303       2,127,417
                                        ----------      ----------      ----------      ----------

Income before provision for
  income taxes                              89,315         625,606         449,838         130,040

Provision for income taxes                  38,944         256,000         143,000          54,000
                                        ----------      ----------      ----------      ----------

Net income                              $   50,371      $  369,606      $  306,838      $   76,040
                                        ==========      ==========      ==========      ==========


Earnings per share:
  Basic and diluted:
    Net income per share                $     0.01      $     0.05      $     0.04      $     0.01
                                        ==========      ==========      ==========      ==========

  Weighted average shares
     outstanding (A)                     7,671,299       7,301,996       7,357,891       6,759,875
                                        ==========      ==========      ==========      ==========

  (A) See note 1(h)

  (A) See Note 1(e)



                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                       STATEMENTS OF STOCKHOLDERS' EQUITY

           FOR THE YEAR ENDED DECEMBER 31, 1999(CONSOLIDATED) AND 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (CONSOLIDATED)
                                   (Unaudited)


                                                              Common Stock        Additional                Due from      Total
                                                        -----------------------    Paid-In      Retained     Related   Stockholders'
                                                         Shares        Amount      Capital      Earnings      Party       Equity
                                                        ---------    ----------   ----------   ----------   ---------  -------------
Balance at December 31, 1997                                  100    $  150,000   $     --     $  599,064   $    --     $  749,064

Net income for the year ended December 31, 1998              --            --           --         76,040        --         76,040
                                                        ---------    ----------   ----------   ----------   ---------   ----------

Balance at December 31, 1998                                  100       150,000         --        675,104        --        825,104

Issuance of shares of common stock for cash,
    net of offering costs                                  67,200            67       16,733         --          --         16,800

Reverse acquisition of Royal Acceptance Corp.           5,650,000         5,650       (5,650)        --          --           --

Recapitalization upon reverse acquisition               1,815,409      (148,184)     241,852         --          --         93,668

Due from related party                                       --            --           --           --      (481,000)    (481,000)

Net income for the year ended
    December 31, 1999                                        --            --           --        306,838        --        306,838
                                                        ---------    ----------   ----------   ----------   ---------   ----------

Consolidated balance at December 31, 1999               7,532,709         7,533      252,935      981,942    (481,000)     761,410

Due from related party                                       --            --           --           --       (32,500)     (32,500)

Issuance of shares of common stock for cash               165,000           165      164,835         --          --        165,000

Net income for the nine months ended
  September 30, 2000 (Unaudited)                             --            --           --         50,371        --         50,371
                                                        ---------    ----------   ----------   ----------   ---------   ----------

Consolidated balance at September 30, 2000 (unaudited)  7,697,709    $    7,698   $  417,770   $1,032,313   ($513,500)  $  944,281
                                                        =========    ==========   ==========   ==========   =========   ==========


                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                            STATEMENTS OF CASH FLOWS


                                                           For the Nine Months Ended               For the Years Ended
                                                                 September 30,                         December 31,
                                                       ---------------------------------     --------------------------------
                                                            2000               1999               1999               1998
                                                       --------------     --------------     --------------      ------------
                                                       (Consolidated)     (Consolidated)     (Consolidated)        (Note 1)
                                                        (Unaudited)        (Unaudited)
Cash flows from operating activities:
  Net income                                            $     50,371       $    369,606       $    306,838       $     76,040
                                                        ------------       ------------       ------------       ------------
  Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities:
    Depreciation and amortization                            292,342            130,781            224,920             68,752
    Deferred income taxes                                     34,000            256,000            140,000             52,000
    Amortization of deferred charges                          33,984             17,884             39,533               --
    Increase (decrease) in cash flows as
        a result of changes in asset and
        liability account balances:
      Net investment in direct financing leases             (501,204)       (11,334,025)       (15,835,512)        (6,200,462)
      Vehicles held for sale or re-lease                    (924,571)          (534,443)          (796,142)            64,857
      Prepaid expenses                                       (10,000)              --                 --                 --
      Other assets                                             6,254               --               (2,502)
      Loans payable                                        1,001,803         10,930,728         13,892,641          5,259,038
      Accounts payable and accrued expenses                 (290,143)           308,823            496,037           (145,917)
      Interest receivable - related parties                  (50,962)              --              (13,375)              --
      Proceeds of vehicles sold                                 --                 --            1,779,953          1,015,936
                                                        ------------       ------------       ------------       ------------

  Total adjustments                                         (408,497)          (224,252)           (74,447)           114,204
                                                        ------------       ------------       ------------       ------------

Net cash provided by (used in)
  operating activities                                      (358,126)           145,354            232,391            190,244
                                                        ------------       ------------       ------------       ------------

Cash flows from investing activities:
  Purchases of furniture and equipment                          --              (34,035)           (34,035)           (38,080)
  Increase in loan to related party                          (32,500)          (435,150)          (549,296)              --
                                                        ------------       ------------       ------------       ------------
Net cash used in
  investing activities                                       (32,500)          (469,185)          (583,331)           (38,080)
                                                        ------------       ------------       ------------       ------------

Cash flows from financing activities:
  Sale of capital stock                                      165,000               --               16,783               --
  Loans payable stockholder                                  197,293            103,394            107,894               --
                                                        ------------       ------------       ------------       ------------
Net cash provided by financing activities                    362,293            103,394            124,677               --
                                                        ------------       ------------       ------------       ------------

Net increase (decrease) in cash                              (28,333)          (220,437)          (226,263)           152,164

Cash acquired at acquisition
  of Royal Acceptance                                           --               21,412             21,412               --

Cash at beginning of period                                   33,106            237,957            237,957             85,793
                                                        ------------       ------------       ------------       ------------

Cash at end of period                                   $      4,773       $     38,932       $     33,106       $    237,957
                                                        ============       ============       ============       ============

Supplemental Disclosures of Cash Flow Information:
  Cash payments during the period for:
    Interest                                            $  1,930,758       $  1,315,308       $  1,937,172       $  1,154,214
                                                        ============       ============       ============       ============
    Income taxes                                        $       --         $       --         $       --         $       --
                                                        ============       ============       ============       ============



                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

         (a) Organization:

              Royal Acceptance Corporation ("Royal") was incorporated in the State of Delaware on November 15, 1996. On July 15, 1999, pursuant to a reorganization under section 368(a)(1)(B) of the Internal Revenue Code, Royal acquired from Alliance Holdings Limited Partnership ("Alliance") all of the issued and outstanding capital stock of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of Royal's common stock. After the acquisition, the former RIT stockholder, who is Alliance's general partner, and who became President, Secretary and Director of Royal owned approximately 72% of Royal's outstanding common stock. The transaction is being accounted for as a reverse acquisition of Royal by RIT. The results of operations of Royal is included in the accompanying financial statements since the date of acquisition. Royal, prior to the RIT acquisition, had been virtually inactive.

              The following summarized unaudited pro forma information assumes the acquisition had occurred on January 1, 1998.


                                          For the Years Ended
                                              December 31,            For the Nine
                                       --------------------------     Months Ended
                                          1999            1998     September 30, 1999
                                       ----------      ----------  ------------------
              Revenues                 $3,993,141      $2,257,457      $2,919,949
                                       ==========      ==========      ==========
              Net income               $  282,403      $   13,368      $  360,795
                                       ==========      ==========      ==========

              Earnings per share:
                Basic and diluted      $     0.04      $     0.00      $     0.05
                                       ==========      ==========      ==========


         (b) Description of Business:

              RIT was incorporated in New York on April 1, 1993 and is in the business of leasing new and pre-owned vehicles with terms generally ranging from twelve to sixty months. RIT markets its leasing services through its dealer network and through advertising. The sources of RIT's vehicles for lease are predominantly automobile dealers in the Eastern region of the United States. RIT also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment.

         (c) Principles of Consolidation:

              The accompanying balance sheet as of December 31, 1999 includes the accounts of Royal and its wholly owned subsidiary, RIT. The statement of operations for the year ended December 31, 1999 includes the results of operations of RIT for the full year and Royal from July 15, 1999 (Date of acquisition) to December 31, 1999. The accompanying balance sheet as of September 30, 2000 and for the nine months then ended include the accounts of Royal and RIT. The statement of income for the nine months ended September 30, 1999 includes the accounts of RIT for the nine month period and Royal from July 15, 1999. All other periods presented include only the accounts of RIT.

         (d) Classification of Leases and Revenue Recognition:

              Leases are either classified as "direct financing" or "operating", pursuant to the provisions of Statement of Financial Accounting Standards Board Statement No. 13, as amended - "Accounting for Leases".

             (i) Direct Financing Leases:

         Includes all leases containing open-end lessee purchase options and/or bargain purchase options. Open-end lessee purchase options require each lessee upon termination to either purchase the related vehicle for the stated purchase option price or, if returned, to be responsible for any deficiency between the stated option price and the eventual price realized by the Company upon the vehicles disposition. Direct financing leases also include certain leases containing closed-end lessee options whereby the Company expects the lessee to purchase (although not a require-ment) the vehicle for the stated option price. The majority of these leases are situations where large capital cost reductions were made and/or purchase option prices are well below the anticipated value of the related vehicle.

         The Company finances its vehicles purchases through several financial institutions. A security interest is granted to the financial institutions both in the lease and the underlying leased asset as collateral for the loans. If the leasee does not exercise the purchase option at the end of the lease, or in the case of default, the Company takes possession of the underlying leased asset and either sells or re-leases it and remits to the financial institution the outstanding loan balance.

         The net investment in direct financing leases includes all future lease payments, the purchase options and the unamortized portion of initial direct lease costs, net of unearned income. Revenue under the direct financing leases is accounted for by recognizing the excess of aggregate rentals receivable and lessee purchase options over the cost of the leased vehicles during the term of the lease using the interest method which produces a constant periodic rate of return on the net investment in the lease.

             (ii) Operating Leases:

         Operating leases consist of vehicles, which do not meet the direct financing lease criteria. The majority of which are closed-end leases, which may or may not contain lessee purchase options. Vehicles leased under operating leases are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis over the terms of the leases up to the vehicles estimated residual values at the expiration of the lease periods. Rentals from operating leases are recognized as revenue over the life of the lease on the straight-line basis and expenses are charged against such revenues as incurred. Initial lessee capital cost reduction payments are amortized on a straight-line basis consistent with depreciation periods and initial direct costs are included as a component of the vehicles held and are amortized on a straight-line basis over the lives of the related leases. All operating leases in force as of December 31, 1997 expired during 1998, therefore the Company had no operating leases subsequent to 1998.

         (e) Vehicles Held for Sale or Re-lease:

              Vehicles which are not purchased by the leasees at the end of the lease and those, which have been repossessed due to leasee default, are held at either a used car facility owned by a related entity or at dealers throughout the country. The Company has valued the vehicles based on remaining lease value at the date such vehicles came off lease.

              The aforementioned related entity is affiliated to the Company through common ownership and control. Fees or commissions are not paid to this affiliate for the sale of vehicles, however, the Company does pay the affiliate's operating costs. Such cost was immaterial for all periods presented.

              Below is a summary of Company owned vehicles sold by the affiliate:


                                                                 Remaining
                                          Number                Lease Value
                                            of                    at Time
                                         Vehicles   Selling     Vehicle Came
                    Period                 Sold      Price        of Lease    Gain (Loss)
              ------------------         --------   -------     ------------  -----------
                     1998                   13      $181,907      $191,280      ($9,373)
                                            ==      ========      ========      =======

                     1999                    4      $ 39,271      $ 37,639      $ 1,632
                                            ==      ========      ========      =======

              Nine months Ended
              September 30, 1999             3      $ 32,271      $ 32,526      $   255
                                            ==      ========      ========      =======

              Nine months ended
              September 30, 2000             3      $ 44,535      $ 43,250      $ 1,285
                                            ==      ========      ========      =======


         (f) Furniture and Equipment:

              Depreciation of furniture and equipment are recorded at cost and computed on the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to income as incurred.

         (g) Financial Statement Presentation:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures accordingly, actual results could differ from those estimates.

         (h) Per Share Data:

              Net income per share was computed by the weighted average number of shares outstanding during each period. In order for each period presented to be more comparable, the weighted average number of shares outstanding reflects the reverse acquisition of Royal as if it had occurred on January 1, 1997.

         (i) Concentrations of Credit Risk:

              The Company places its cash at various banking institutions. At times such amounts may be in excess of the FDIC insurance limit. Concentrations of credit risk with respect to investment in direct finance leases during 1999 and 1998 are limited due to the large number of leasees comprising the Company's leasee base. Management continually reviews its lease credit risk and has adequately allowed for potential losses. No leasee accounted for more than 10% of revenues in all periods presented.


         (j) Interim Financial Data (Unaudited)

              The unaudited financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

NOTE 2 - NET INVESTMENT IN DIRECT FINANCING LEASES.

              The net investment in direct financing leases consists of the following:


                                                                              December 31,
                                                 September 30       -------------------------------
                                                     2000               1999               1998
                                                 ------------       ------------       ------------
                                                 (Unaudited)
Total minimum lease payments to be received      $ 28,434,078       $ 28,943,337       $ 12,981,102
Estimated residual value of leased property         6,648,136          6,354,828          4,031,623
Deferred initial direct lease costs
  (less accumulated amortization)                     983,367            799,030            276,046
Allowance for uncollectable accounts                 (484,198)          (328,198)          (229,312)
                                                 ------------       ------------       ------------

                                                   35,581,383         35,768,997         17,059,459
Less:  Unearned income                              8,242,327          8,659,553          3,777,337
                                                 ------------       ------------       ------------

Net investment in direct financing leases          27,339,056         27,109,444         13,282,122

Less: current portion                               6,282,008          7,759,531          5,152,947
                                                 ------------       ------------       ------------

Non current portion                              $ 21,057,048       $ 19,349,913       $  8,129,175
                                                 ============       ============       ============


              The minimum lease payments including the estimated residual value to be received as of September 30, 2000 for each of the next five (5) years are:

                 Years Ending
                 September 30,
                 -------------

                      2001                        $ 7,887,000
                      2002                          9,531,000
                      2003                          7,189,000
                      2004                          4,666,000
                      2005                          1,812,000
                   Thereafter                       3,997,000
                                                  -----------

                                                  $35,082,000
                                                  ===========

              The allowance for uncollectable accounts is summarized as follows:


                                                                              December 31,
                                                 September 30       -------------------------------
                                                     2000               1999               1998
                                                 ------------       ------------       ------------
                                                 (Unaudited)
Balance at the beginning of year                 $    328,198       $    229,312       $       --
Provision for uncollectable accounts                  156,000            328,198            296,640
Write-off of uncollectable accounts                      --             (229,312)           (67,328)
                                                 ------------       ------------       ------------

Balance at the end of year                       $    484,198       $    328,198       $    229,312
                                                 ============       ============       ============


NOTE 3 - FURNITURE AND EQUIPMENT.

              Furniture and equipment consist of the following:


                                                                              December 31,
                                                 September 30       -------------------------------
                                                     2000               1999               1998
                                                 ------------       ------------       ------------
                                                 (Unaudited)
Furniture and equipment                          $    193,035       $    193,035       $    159,000
Less: Accumulated depreciation                        100,832             80,582             61,854
                                                 ------------       ------------       ------------
Net furniture and equipment                      $     92,203       $    112,453       $     97,146
                                                 ============       ============       ============

Depreciation charged to operations               $     20,250       $     18,728       $     15,900
                                                 ============       ============       ============


NOTE 4 - LOANS PAYABLE.

              The Company has lines of credit with several financial institutions exclusively for the financing of leased vehicles. One of the financial institutions limits the Company's borrowings to $10,000,000 and such borrowings at September 30, 2000 was $8,823,000. The lines of credit with the other financial institutions have no credit limits. The obligations are secured by the leases and the underlying leased property and are payable monthly with interest ranging from 8% to 14% per annum. Borrowings under the lines of credit are personally guaranteed by the Company's president.

              Following are maturities of loans payable as of September 30, 2000:

                 Years Ending
                 September 30,
                 -------------

                      2001                        $ 5,770,000
                      2002                          7,125,000
                      2003                          6,097,000
                      2004                          4,060,000
                      2005                          1,538,000
                   Thereafter                       3,022,000
                                                  -----------

                                                  $27,612,000
                                                  ===========

NOTE 5 - DEFERRED TAXES.

              During the initial years of the leases, the Company receives the benefit for income tax purposes of deductions for depreciation on the vehicles, and interest on the debt that in the aggregate exceed the rental income from the related leases. During the later years rental income will exceed related deductions. Provision has been made for the deferred income taxes that arise from these timing differences using the deferred method.

              The components of the provision for income taxes are as follows:


                                      For the Nine Months Ended     For the Years Ended
                                            September 30,               December 31,
                                         2000          1999          1999          1998
                                      -----------   -----------    --------      --------
                                      (Unaudited)   (Unaudited)
         Currently payable:
           Federal                     $   --        $   --        $   --        $   --
           State and local                5,000         4,000         3,000         2,000
                                       --------      --------      --------      --------
                                          5,000         4,000         3,000         2,000
                                       --------      --------      --------      --------

         Deferred:
           Federal                       25,000       181,000       100,000        42,000
           State and local                8,944        71,000        40,000        10,000
                                       --------      --------      --------      --------
                                         33,944       252,000       140,000        52,000
                                       --------      --------      --------      --------

         Total provision
           for income taxes            $ 38,944      $256,000      $143,000      $ 54,000
                                       ========      ========      ========      ========


              The net deferred tax liability consists of the following temporary differences:


                                                                              December 31,
                                                 September 30,      -------------------------------
                                                     2000               1999               1998
                                                 -------------      ------------       ------------
                                                 (Unaudited)

Net investment in financing leases               ($ 1,554,000)      ($ 1,433,000)      ($   853,000)
Net operating loss carryforward                       811,000            700,000            275,000
Other                                                   3,000             27,000             12,000
                                                 ------------       ------------       ------------

Total                                            ($   740,000)      ($   706,000)      ($   566,000)
                                                 ============       ============       ============


              The difference between income taxes computed using the statutory federal income tax rate and the rate shown in the financial statements is summarized as follows:


                                               For the Nine Months Ended                          For the Years Ended
                                                      September 30,                                   December 31,
                                      -------------------------------------------      ----------------------------------------
                                          2000         %           1999       %           1999        %         1998        %
                                      --------------------     ------------------      ------------------    ------------------
                                      (Unaudited)              (Unaudited)
Income before provision for taxes      $  89,315                $ 625,606              $ 449,838             $ 130,040
                                       ---------                ---------              ---------             ---------
Computed tax provision
  at statutory rate                       30,000      34.0        213,000    34.0        153,000     34.0       44,000     34.0

State tax provision, net of
  federal tax effect                       9,000      --           50,000    --           28,000      8.4        8,000     --

Other, net                                  --        --           (7,000)   --          (38,000)     4.2        2,000     --
                                       ---------      ----      ---------    ----      ---------     ----    ---------     ----

                                       $  39,000      34.0      $ 256,000    34.0      $ 143,000     46.6    $  54,000     34.0
                                       =========      ====      =========    ====      =========     ====    =========     ====


              The net operating loss carryforwards at December 31, 1999 expire as follows:

                 Years Ending
                 September 30,
                 -------------

                      2009                         $   10,000
                      2011                            180,000
                      2013                            497,000
                      2014                          1,062,000
                                                   ----------

                                                   $1,749,000
                                                   ==========


NOTE 6 - CAPITAL STOCK.

         Stock Issued for Cash:

              During the year ended December 31, 1999, the Company sold 67,200 shares of its common stock for $16,800.

              On October 5, 1999, Royal offered 600,000 shares of its common stock at a price of $1.00 per share pursuant to a confidential private offering memorandum, the ("Offering"). The offering period, as extended, ended on June 30, 2000. No shares were sold from October 5, 1999 through December 31,1999. During the period from January 1, 2000 through September 30, 2000 the Company sold 165,000 shares for $165,000.

         Stock Issued for Services:

              In December 1997, March 1998 and March 1999, Royal issued an aggregate of 1,250,000 common shares to consultants, counsel and the Company's former president for services whose fair value as determined by the Board of Directors and the recipients was $175,000.

              All stock issued for services rendered were valued at their fair market value at the date of issuance. Insofar as terms have not been specified in the aforementioned consulting and service agreements, the Company will charge the value of the services to operations over a two year period.

NOTE 7 - RELATED PARTY TRANSACTIONS.

         (a) Leases:

              The Company leases space on a month to month basis from an entity, which is owned by the Company's president. Minimum annual rental payments are currently $120,000 per annum, plus escalations and real estate taxes. Rent expense for the years ended December 31, 1999 and 1998 was $175,569 and $117,598, respectively. Rent expense including real estate taxes for the nine months ended September 30, 2000 and 1999 was $103,875 and $89,850, respectively.


         (b) Due from related parties:

              At September 30, 2000, Chariot Limousine and Transportation, Ltd., a corporation owned by the Company's President was indebted to the Company in the amount of $577,837, which includes accrued interest of $64,377. The amount is due on demand, bears interest at 9% and is collateralized by a security interest in the corporation's assets. The obligation is also guaranteed by the Company's President, who has further secured the loan with his shares of common stock of the Company. Accordingly, such amount has been reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

              In addition, three Companies owned by the Company's president are indebted to the Company in the aggregate amount of $67,796. The obligations bear no interest and are due on demand.


         (c) Loan payable - Stockholder:

              At September 30, 2000 and December 31, 1999, the Company was indebted to its President in the amount of $305,187 and $107,894, respectively. The obligation is due on demand and bears interest at 9%.

NOTE 8 - RESTATEMENT:

              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                            As at September 30, 2000                            As at December 31, 1999
                                ------------------------------------------------   ------------------------------------------------
                                                                     Difference                                         Difference
                                                       As             Retated                             As             Retated
                                    As             Originally       Over (Under)       As             Originally       Over (Under)
             Balance Sheets       Retated            Filed            Original       Retated            Filed            Original
                                ------------      ------------      ------------   ------------      ------------      ------------
              A S S E T S
              -----------

Current assets:
  Cash                          $      4,773      $      4,773      $       --     $     33,106      $     33,106      $       --
  Net investment in
    direct finance leases          6,282,008         6,247,722 (a)        34,286      7,759,531         7,712,004 (a)        47,527
  Interest receivable from
    related party                     64,337              --   (b)        64,337         13,375            13,375              --
  Prepaid expenses                    10,000            10,000              --             --                --                --
                                ------------      ------------      ------------   ------------      ------------      ------------
       Total current assets        6,361,118         6,262,495            98,623      7,806,012         7,758,485            47,527
                                ------------      ------------      ------------   ------------      ------------      ------------

Vehicles held for sale
  or re-lease                      2,225,414         2,225,414              --        1,300,843         1,300,843              --
Net investment in direct
  finance leases                  21,057,048        21,057,048              --       19,349,913        19,349,913              --
Furniture and fixtures - net          92,203            92,203              --          112,453           112,453              --
Due from related parties              67,796            67,796              --           68,296              --   (b)        68,296
Deferred charges                      16,015              --   (c)        16,015         49,999              --   (c)        49,999
Other assets                           4,023             4,025                (2)        10,277            78,573 (b)       (68,296)
                                ------------      ------------      ------------   ------------      ------------      ------------
                                  23,462,499        23,446,486            16,013     20,891,781        20,841,782            49,999
                                ------------      ------------      ------------   ------------      ------------      ------------

                                $ 29,823,617      $ 29,708,981      $    114,636   $ 28,697,793      $ 28,600,267      $     97,526
                                ============      ============      ============   ============      ============      ============


                                             As at December 31, 1998
                                --------------------------------------------------
                                                                       Difference
                                                        As              Retated
                                     As             Originally        Over (Under)
             Balance Sheets        Retated            Filed             Original
                                ------------        -----------       ------------
              A S S E T S
              -----------

Current assets:
  Cash                          $    237,957       $    237,957       $       --
  Net investment in
    direct finance leases          5,147,947          5,162,719 (a)        (14,772)
  Interest receivable from
    related party                       --                 --                 --
  Prepaid expenses                      --                 --                 --
                                ------------        -----------       ------------
       Total current assets        5,385,904          5,400,676            (14,772)
                                ------------        -----------       ------------

Vehicles held for sale
  or re-lease                        504,701            504,701               --
Net investment in direct
  finance leases                   8,129,175          8,129,175               --
Furniture and fixtures - net          97,146             97,146               --
Due from related parties                --                 --                 --
Deferred charges                        --                 --                 --
Other assets                           7,775              7,775               --
                                   8,738,797          8,738,797               --
                                ------------        -----------       ------------

                                $ 14,124,701        $14,139,473       ($    14,772)
                                ============        ===========       ============


              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                                As at September 30, 2000                         As at December 31, 1999
                                     ----------------------------------------------   ----------------------------------------------
                                                                        Difference                                       Difference
                                                        As               Retated                         As               Retated
                                         As         Originally         Over (Under)       As         Originally         Over (Under)
Balance Sheets (Continued)             Retated        Filed              Original       Retated        Filed              Original
                                     ------------   ------------       ------------   ------------   ------------       ------------
Liabilities and Stockholders' Equity
------------------------------------

Current liabilities:
  Current maturities of
    loans payable                    $  5,770,302   $  5,770,302       $       --     $  7,613,318   $  7,613,318       $      --
  Accounts payable and
    accrued expenses                      222,181        222,110 (d)             71        512,324        517,091 (d)        (4,767)
  Loans payable - officer/
    stockholder                           305,187        305,187               --          107,894        107,894              --
                                     ------------   ------------       ------------   ------------   ------------       -----------
     Total current liabilities          6,297,670      6,297,599                 71      8,233,536      8,238,303            (4,767)
                                     ------------   ------------       ------------   ------------   ------------       -----------

Loans payable - net of
  current maturities                   21,841,666     21,841,666               --       18,996,847     18,996,847              --
Deferred income taxes                     740,000        761,000 (e)        (21,000)       706,000        701,000 (e)         5,000
                                     ------------   ------------       ------------   ------------   ------------       -----------
     Total liabilities                 22,581,666     22,602,666            (21,000)    19,702,847     19,697,847             5,000
                                     ------------   ------------       ------------   ------------   ------------       -----------

                                       28,879,336     28,900,265            (20,929)    27,936,383     27,936,150               233
                                     ------------   ------------       ------------   ------------   ------------       -----------

Stockholders' equity:
Common stock                                7,698          7,733 (f)            (35)         7,533          7,533              --
Additional paid-in capital                417,770        328,257 (g)         89,513        163,637      1,282,633  (g)   (1,029,698)
Retained earnings                       1,032,313      1,050,563 (g)        (18,250)       973,947       (145,109) (g)    1,127,051
Less: Due from related party             (513,500)      (577,837)(b)         64,337       (481,000)      (481,000)             --
                                     ------------   ------------       ------------   ------------   ------------       -----------
     Total stockholders' equity           944,281        808,716            135,565        664,117        664,057            97,353
                                     ------------   ------------       ------------   ------------   ------------       -----------
                                     $ 29,823,617   $ 29,708,981       $    114,636   $ 28,600,500   $ 28,600,207       $    97,586
                                     ============   ============       ============   ============   ============       ===========


                                                  As at December 31, 1998
                                       --------------------------------------------
                                                                        Difference
                                                          As             Retated
                                           As         Originally       Over (Under)
Balance Sheets (Continued)               Retated        Filed            Original
                                       ------------   -----------      ------------
Liabilities and Stockholders' Equity
------------------------------------

Current liabilities:
  Current maturities of
    loans payable                     $  6,358,762   $ 6,358,762      $      --
  Accounts payable and
    accrued expenses                        21,073        21,073             --
  Loans payable - officer/
    stockholder                               --            --               --
                                      ------------   -----------      -----------
     Total current liabilities           6,379,835     6,379,835             --
                                      ------------   -----------      -----------

Loans payable - net of
  current maturities                     6,358,762     6,358,762             --
Deferred income taxes                      561,000       561,000             --
                                      ------------   -----------      -----------
     Total liabilities                   6,919,762     6,919,762             --
                                      ------------   -----------      -----------

                                        13,299,597    13,299,597             --
                                      ------------   -----------      -----------

Stockholders' equity:
Common stock                               150,000       150,000             --
Additional paid-in capital                    --            --               --
Retained earnings                          675,104       689,876  (a)     (14,772)
Less: Due from related party                  --            --               --
                                      ------------   -----------      -----------
     Total stockholders' equity            825,104       839,876          (14,772)
                                      ------------   -----------      -----------
                                      $ 14,124,701   $14,139,473      ($   14,772)
                                      ============   ===========      ===========


(a) Cumulative adjustments pursuant to change of amortization of initial direct costs in the amount of $34,286 for September 30, 2000 and $47,527 for December 31, 2000.
(b) Reclassification from "Due from related parties" as at September 30, 2000 and "Other assets" at December 31, 1999.
(c) Adjustment pursuant to change in accounting for amortization of initial direct costs from the cash method to the interest method.
(d)  Miscellaneous adjustment.
(e) Increase (decrease) in deferred taxes pursuant to increase (decrease) in income.
(f) Reduction in amount of shares sold during the nine months ended September 30, 2000.
(g) For September 30, 2000 - the effect of adjustment (a) and (c) above which aggregated $50,301 and change to the purchase method in accounting for the reverse acquisition of Royal by RIT which increased retained earnings and paid-in capital.
(g) For December 31, 2000 - the effect of adjustment (a), (c), (d) and (e) above which aggregated $97,293 and change to the purchase method in accounting for the reverse acquisition of Royal by RIT which increased retained earnings by $1,029,758.

              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                         For the Nine Months Ended September 30, 2000   For the Nine Months Ended September 30, 1999
                                         ---------------------------------------------- --------------------------------------------
                                                             As             Difference                     As          Difference
                                            As           Originally        Over (Under)       As       Originally     Over (Under)
     Statements of Operations            Restated          Filed             Original      Restated      Filed          Original
                                        -----------      -----------       -----------    -----------  ----------     ------------
Revenues:
  Amortization of unearned
  lease income                          $ 3,066,373      $ 3,066,307       $        66    $ 2,801,032  $2,801,032      $    --
  Gain on sale of vehicles                  233,499          233,499              --          118,917     118,917           --
                                        -----------      -----------       -----------    -----------  ----------      ---------
Total revenues                            3,299,872        3,299,806                66      2,919,949   2,919,949           --
                                        -----------      -----------       -----------    -----------  ----------      ---------

Cost and expenses:
  Interest                                1,930,758        1,930,758              --        1,315,308   1,315,308           --
  Amortization of initial
    direct costs                            272,092          258,765 (a)        13,327        154,644     181,155 (a)    (26,511)
  Provision for bad debts                   156,000          156,000              --          132,000     132,000           --
  Salaries and wages                        352,861          352,861              --          242,588     242,588           --
  Payroll taxes                              27,768             --   (b)        27,768         19,618        --   (b)     19,618
  Rent and real estate taxes                103,875             --   (b)       103,875         89,850        --   (b)     89,850
  Travel and entertainment                   50,683             --   (b)        50,683         74,788        --   (b)     74,788
  Professional fees                          98,640             --   (b)        98,640         66,882        --   (b)     66,882
  Amortization of deferred charges           33,974             --   (c)        33,974         17,884        --   (c)     17,884
  Other selling and
    administrative expenses                 183,906          464,806 (b)      (280,900)       180,781     467,707 (b)   (286,926)
                                        -----------      -----------       -----------    -----------  ----------      ---------
Total cost expenses                       3,210,557        3,163,190            47,367      2,294,343   2,338,758        (44,415)
                                        -----------      -----------       -----------    -----------  ----------      ---------

Income (loss) before provision
  for income taxes                           89,315          136,616           (47,301)       625,606     581,191         44,415

Provision for income taxes                   38,944           60,000 (d)       (21,056)       256,000     236,000 (d)     20,000
                                        -----------      -----------       -----------    -----------  ----------      ---------

Net income                              $    50,371      $    76,616       ($   26,245)   $   369,606  $  345,191      $  24,415
                                        ===========      ===========       ===========    ===========  ==========      =========

Earnings per share:
  Basic and diluted:
    Net income per share                $      0.01      $      0.01       ($     0.00)   $      0.05  $     0.05      $    0.00
                                        ===========      ===========       ===========    ===========  ==========      =========

Weighted average number
  of shares outstanding                   7,671,299        7,687,984           (16,685)     7,301,996   7,301,996           --
                                        ===========      ===========       ===========    ===========  ==========      =========


(a) Reduction of amortization of initial direct cost pursuant to change to interest method.
(b)  Reclassification of other selling, general and administrative expenses.
(c) Adjustment pursuant to change in period of amortization of value of stock issued for services rendered.
(d)  Change in provision for income taxes pursuant to (a) and (b) above.
(e) Reduction in common shares sold during the nine months ended September 30, 2000.

              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                           For the Nine Months Ended December 30, 1999   For the Nine Months Ended December 31, 1998
                                           -------------------------------------------   -------------------------------------------
                                                              As           Difference                       As           Difference
                                                As        Originally      Over (Under)        As        Originally      Over (Under)
         Statements of Operations            Restated       Filed           Original       Restated       Filed           Original
                                            -----------   -----------     -------------   -----------   ----------      -----------
Revenues:
  Amortization of unearned
  lease income                              $ 3,599,555   $ 3,599,555      $      --      $ 1,533,060   $1,533,060       $     --
  Rental income                                    --            --               --          219,622      219,622             --
  Gain on sale of vehicles                      393,586       393,586             --          504,775      504,775             --
                                            -----------   -----------      -----------    -----------   ----------       ----------
Total revenues                                3,993,141     3,993,141             --        2,257,457    2,257,457             --
                                            -----------   -----------      -----------    -----------   ----------       ----------

Cost of expenses:
  Interest                                    1,937,172     1,937,172             --        1,154,214    1,154,214             --
  Amortization of initial
    direct costs                                206,192       268,491 (a)      (62,299)        68,752       53,980 (a)       14,772
  Provision for bad debts                       328,198       328,198             --          296,640      296,640             --
  Salaries and wages                            351,363       351,363             --          204,209      204,209             --
  Payroll taxes                                 114,795          --   (b)      114,795         62,104         --   (b)       62,104
  Rent and real estate taxes                    175,570          --   (b)      175,570        117,598         --   (b)      117,598
  Travel and entertainment                      102,478          --   (b)      102,478         75,127         --   (b)       75,127
  Professional fees                              72,852          --   (b)       72,852         25,583         --   (b)       25,583
  Amortization of deferred charges               39,533          --   (c)       39,533           --           --               --
  Other selling and
    administrative expenses                     215,150       680,845 (b)     (465,695)       123,190      403,602 (b)     (280,412)
                                            -----------   -----------      -----------    -----------   ----------       ----------
Total cost expenses                           3,543,303     3,566,069          (22,766)     2,127,417    2,112,645           14,772
                                            -----------   -----------      -----------    -----------   ----------       ----------

Income before provision
  for income taxes                              449,838       427,072           22,766        130,040      144,812          (14,772)

Provision for income taxes                      143,000       143,000             --           54,000       54,000             --
                                            -----------   -----------      -----------    -----------   ----------       ----------

Net income                                  $   306,838   $   284,072      $    22,766    $    76,040   $   90,812       ($  14,772)
                                            ===========   ===========      ===========    ===========   ==========       ==========

Earnings per share:
  Basic and diluted:
    Net income per share                    $      0.04   $      0.04      ($     0.00)   $      0.01   $     0.01       ($    0.00)
                                            ===========   ===========      ===========    ===========   ==========       ==========

Weighted average number
  of shares outstanding                       7,357,891     7,357,891             --        6,759,875    6,759,875             --
                                            ===========   ===========      ===========    ===========   ==========       ==========


(a) Reduction of amortization of initial direct cost pursuant to change to interest method.
(b)  Reclassification of other selling, general and administrative expenses.
(c) Adjustment pursuant to change in period of amortization of value of stock issued for services rendered.

              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                           For the Nine Months Ended September 30, 2000     For the Year ended December 31, 1999
                                           --------------------------------------------  -------------------------------------------
                                                                            Difference                                   Difference
                                                               As            Restated                       As            Restated
                                                           Originally      Over (Under)                 Originally      Over (Under)
    Statements of Stockholders' Equity      Restated          Filed          Original     Restated         Filed          Original
                                           -----------     -----------     ------------  -----------    -----------     -----------
Common shares:
Balance at beginning of period             $ 7,532,709     $ 7,532,709      $      --    $       100    $       100     $      --
Sale of shares for cash                        165,000         200,000 (a)      (35,000)      67,200         67,200
Reverse acquisition of Royal                      --              --               --      5,650,000      7,465,509 (b)  (1,815,509)
Recaplitalization upon                            --              --               --                               (b)
  reverse acquisition                             --              --               --      1,815,409            100       1,815,309
                                           -----------     -----------      -----------  -----------    -----------     -----------
Balance at end of period                     7,697,709       7,732,709          (35,000)   7,532,709      7,532,909            (200)
                                           -----------     -----------      -----------  -----------    -----------     -----------

Common stock amount:
Balance at beginning of period                   7,533           7,533             --        150,000        150,000            --
Reverse acquisition of Royal                      --              --               --          5,650          7,466 (b)      (1,816)
Recapitalization upon
  reverse acquisition                             --              --               --       (148,184)      (150,000)(b)       1,816
Sale of shares for cash                            165             200 (a)          (35)          67             67            --
                                           -----------     -----------      -----------  -----------    -----------     -----------
Balance at end of period                         7,698           7,733              (35)       7,533          7,533            --
                                           -----------     -----------      -----------  -----------    -----------     -----------

Additional paid-in capital:
Balance at beginning of period                 252,935         163,637 (b)       89,298         --             --              --
Reverse acquisition on Royal                      --           163,637             --         (5,650)     1,116,459 (b)  (1,122,109)
Recapitialization upon
  reverse acquisition                             --              --               --        241,852       (969,538)(b)   1,211,390
Sale of shares for cash                        164,835         164,620 (a)          215       16,733         16,716 (b)          17
                                           -----------     -----------      -----------  -----------    -----------     -----------
Balance at end of period                       417,770         491,894           89,513      252,935        163,637          89,298
                                           -----------     -----------      -----------  -----------    -----------     -----------

Retained earnings:
Balance at beginning of period                 981,942         973,947 (b)        7,995      675,104        689,876 (b)     (14,772)
Net income (loss)                               50,371          76,616 (c)      (26,245)     306,838        284,071 (b)       2,767
                                           -----------     -----------      -----------  -----------    -----------     -----------
Balance at end of period                     1,032,313       1,050,563          (18,250)     981,942        973,947         (12,005)
                                                                            -----------  -----------    -----------     -----------

Due from related party:
Balance at beginning of period                (481,000)       (481,000)            --           --             --              --
Additional loans                               (32,500)        (96,837)(d)       64,337     (481,000)      (481,000)           --
                                           -----------     -----------      -----------  -----------    -----------     -----------
Balance at end of period                      (513,500)       (577,837)          64,337     (481,000)      (481,000)           --
                                           -----------     -----------      -----------  -----------    -----------     -----------

Stockholders' equity:
Balance at beginning of period                 761,410         664,117           97,293      825,104        839,876         (14,772)
Reverse acquisition of Royal                      --              --               --           --        1,123,925      (1,123,925)
Recapitalization upon
  reverse acquisition                             --              --               --         93,668     (1,119,538)      1,213,206
Sale of shares for cash                        165,000         164,820              180       16,800         16,783              17
Net income (loss)                               50,371          76,616          (26,245)     306,838        284,071          22,767
Additional loans                               (32,500)        (96,837)          64,337     (481,000)      (481,000)           --
                                           -----------     -----------      -----------  -----------    -----------     -----------
Balance at end period                      $   944,281     $   808,716      $   135,565  $   761,410    $   664,117     $    97,293
                                           ===========     ===========      ===========  ===========    ===========     ===========


                                             For the Year ended December 31, 1998
                                           -----------------------------------------
                                                                         Difference
                                                            As            Restated
                                                        Originally      Over (Under)
    Statements of Stockholders' Equity      Restated       Filed          Original
                                           -----------  -----------     -----------
Common shares:
Balance at beginning of period             $       100  $       100     $      --
Sale of shares for cash
Reverse acquisition of Royal                      --           --              --
Recaplitalization upon
  reverse acquisition                             --           --              --
                                           -----------  -----------     -----------
Balance at end of period                           100          100            --
                                           -----------  -----------     -----------

Common stock amount:
Balance at beginning of period                 150,000      150,000            --
Reverse acquisition of Royal                      --           --              --
Recapitalization upon
  reverse acquisition                             --           --              --
Sale of shares for cash                           --           --              --
                                           -----------  -----------     -----------
Balance at end of period                       150,000      150,000            --
                                           -----------  -----------     -----------

Additional paid-in capital:
Balance at beginning of period                    --           --              --
Reverse acquisition on Royal                      --           --              --
Recapitialization upon
  reverse acquisition                             --           --              --
Sale of shares for cash                           --           --              --
                                           -----------  -----------     -----------
Balance at end of period                          --           --              --
                                           -----------  -----------     -----------

Retained earnings:
Balance at beginning of period                 599,064      599,064            --
Net income (loss)                               76,040       90,812 (c)     (14,772)
                                           -----------  -----------     -----------
Balance at end of period                       675,104      689,876         (14,772)
                                           -----------  -----------     -----------

Due from related party:
Balance at beginning of period                    --           --              --
Additional loans                                  --           --              --
                                           -----------  -----------     -----------
Balance at end of period                          --           --              --
                                           -----------  -----------     -----------

Stockholders' equity:
Balance at beginning of period                 749,064      749,064            --
Reverse acquisition of Royal                      --           --              --
Recapitalization upon
  reverse acquisition                             --           --              --
Sale of shares for cash                           --           --              --
Net income (loss)                               76,040       90,812         (14,772)
Additional loans                                  --           --              --
                                           -----------  -----------     -----------
Balance at end period                      $   825,104  $   839,876     ($   14,772)
                                           ===========  ===========     ===========


(a) Reduction in amount of shares sold during the nine months ended September 30, 2000.
(b) Change in accounting for the reverse acquisition for Royal by RIT from a pooling of interest to a purchase.
(c) Reduction of amortization of initial direct cost pursuant to change to interest method and adjustment pursuant to change in period of amortization of value of stock issued for services rendered net of tax effect.
(d)  Reclassification to interest receivable.

              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                         For the Nine Months Ended September 30, 2000      For the Year Ended December 31, 1999
                                         --------------------------------------------  --------------------------------------------
                                                                          Difference                                    Difference
                                                            As             Restated                       As             Restated
                                                        Originally       Over (Under)                 Originally       Over (Under)
       Statements of Cash Flows            Restated       Filed            Original      Restated       Filed            Original
                                         ------------  ------------      ------------  ------------  ------------      ------------
Cash flows from operating activities:
  Net income                             $     50,371  $     76,616  (a) ($    26,245) $    369,606  $    345,191  (a) $     24,415
                                         ------------  ------------      ------------  ------------  ------------      ------------
  Adjustments to reconcile net
     income to net cash provided
    Depreciation and amortization             292,342       279,015  (b)       13,327       130,781       193,080  (b)      (62,299)
    Gain on sale of vehicles                     --        (233,499) (e)      233,499          --        (118,917) (e)      118,917
    Deferred income taxes                      34,000        60,000  (c)      (26,000)      256,000       232,000  (c)       24,000
    Amortization of
     deferred charges                          33,984          --    (d)       33,984        17,884          --    (d)       17,884
    Increase (decrease) in cash
       flows as a result of changes
       in assets and liability account
       balances:
     Net investment in direct
      finance leases                         (501,204)     (501,616) (f)          412   (11,334,025)  (11,196,495) (e)     (137,530)
     Interest receivable -
      related party                           (50,962)         --    (e)      (50,962)         --            --                --
     Prepaid expenses                         (10,000)        3,375  (e)      (13,375)         --            --                --
     Vehicles held for
      sale or re-lease                       (924,571)     (691,072) (e)     (233,499)     (534,443)     (534,443)             --
     Loan payable                           1,001,803     1,001,803              --      10,930,728    10,930,728              --
     Accounts payable and
      current expenses                       (290,143)     (294,983) (f)        4,840       308,823       308,823              --
     Other assets                               6,254         2,000  (e)        4,254          --            --                --
     Proceeds from
      vehicles sold                              --            --                --            --            --                --
                                         ------------  ------------      ------------  ------------  ------------      ------------
Total adjustments                            (408,497)     (374,977)          (33,520)     (224,252)     (185,224)          (39,028)
                                         ------------  ------------      ------------  ------------  ------------      ------------
Net cash provided by
  operating activities                       (358,126)     (298,361)          (59,765)      145,354       159,967           (14,613)
                                         ------------  ------------      ------------  ------------  ------------      ------------


                                               For the Year ended December 31, 1998
                                         ------------------------------------------------
                                                                              Difference
                                                                 As            Restated
                                                             Originally      Over (Under)
       Statements of Cash Flows            Restated            Filed           Original
                                         ------------       ------------     ------------
Cash flows from operating activities:
  Net income                             $    306,838       $    284,071  (a)  $ 22,767
                                         ------------       ------------       --------
  Adjustments to reconcile net
     income to net cash provided
    Depreciation and amortization             224,920            287,219  (b)   (62,299)
    Gain on sale of vehicles                 (393,586)          (393,586)          --
    Deferred income taxes                     140,000            140,000           --
    Amortization of
     deferred charges                          39,533               --    (d)    39,533
    Increase (decrease) in cash
       flows as a result of changes
       in assets and liability account
       balances:
     Net investment in direct
      finance leases                      (15,441,926)       (15,424,880) (e)   (17,046)
     Interest receivable -
      related party                           (13,375)              --    (e)   (13,375)
     Prepaid expenses                            --              (13,375) (e)    13,375
     Vehicles held for
      sale or re-lease                       (796,142)          (796,142)          --
     Loan payable                          13,892,641         13,892,641           --
     Accounts payable and
      current expenses                        496,037            496,037           --
     Other assets                              (2,502)           (70,798) (e)    68,296
     Proceeds from
      vehicles sold                         1,779,953          1,779,953           --
                                         ------------       ------------       --------
Total adjustments                             (74,447)          (102,931)        28,484
                                         ------------       ------------       --------
Net cash provided by
  operating activities                        232,391            181,140         51,251
                                         ------------       ------------       --------


              The accompanying financial statements included in the September 30, 2000 Form 10-SB/A amendment No. 2 have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of Amendment 2 to Form 10SB as follows:


                                           For the Nine Months Ended September 30, 2000     For the Year ended December 31, 1999
                                           --------------------------------------------  -------------------------------------------
                                                                            Difference                                   Difference
Statements of Cash Flows                                        As           Restated                        As           Restated
  (Continued)                                               Originally     Over (Under)                  Originally     Over (Under)
                                             Restated         Filed          Original     Restated         Filed          Original
                                            ----------      ----------     ------------  -----------     ----------     ------------
Carryforward                                ($358,126)      ($298,361)      ($ 59,765)    $ 145,354       $ 159,967       ($ 14,613)
                                            ---------       ---------       ---------     ---------       ---------       ---------

Cash flows using in investing activities:
   Acquisition of Royal                          --              --              --            --              --              --
   Acquisition of furniture
     and equipment                               --              --              --         (34,035)        (34,035)           --
   Due to related party                       (32,500)           --   (e)     (32,500)     (435,150)           --          (435,150)
                                            ---------       ---------       ---------     ---------       ---------       ---------

Net cash provided by
  investing activities                        (32,500)           --           (32,500)     (469,185)        (34,035)(e)    (435,150)
                                            ---------       ---------       ---------     ---------       ---------       ---------

Cash flows from financing activities:
   Sale of common stock                       165,000         164,820 (f)         180          --              --              --
   Increase in loans
     to related party                            --           (92,085)(e)      92,085       103,394         103,394            --
   Loans payable - stockholder                197,293         197,293            --            --          (435,150)        435,150
                                            ---------       ---------       ---------     ---------       ---------       ---------

Net cash provided by
 financing activities                         362,293         270,028          92,265       103,394        (331,756)        435,150
                                            ---------       ---------       ---------     ---------       ---------       ---------

Net decrease in cash                          (28,333)        (28,333)           --        (220,437)       (205,824)        (14,613)

Cash acquired at
  acquisition of Royal                           --              --              --          21,412           2,412 (e)      19,000

Cash at beginning of period                    33,106          33,106            --         237,957         237,957            --
                                            ---------       ---------       ---------     ---------       ---------       ---------

                                            $   4,773       $   4,773       $    --       $  38,932       $  34,545       $   4,387
                                            =========       =========       =========     =========       =========       =========


                                               For the Year ended December 31, 1998
                                            -------------------------------------------
                                                                            Difference
Statements of Cash Flows                                       As            Restated
  (Continued)                                              Originally      Over (Under)
                                             Restated        Filed           Original
                                            ----------     ----------      ------------
Carryforward                                $ 232,391       $ 181,140       $  51,251
                                            ---------       ---------       ---------

Cash flows using in investing activities:
   Acquisition of Royal                          --           (17,045)(g)      17,045
   Acquisition of furniture
     and equipment                            (34,035)        (34,035)           --
   Due to related party                          --          (481,000)(e)     481,000
                                            ---------       ---------       ---------

Net cash provided by
  investing activities                        (34,035)       (532,080)        498,045
                                            ---------       ---------       ---------

Cash flows from financing activities:
   Sale of common stock                        16,783          16,783            --
   Increase in loans
     to related party                        (549,296)           --              --
   Loans payable - stockholder                107,894         107,894 (e)    (549,296)
                                            ---------       ---------       ---------

Net cash provided by
 financing activities                        (424,619)        124,677        (549,296)
                                            ---------       ---------       ---------

Net decrease in cash                         (226,263)       (226,263)           --

Cash acquired at
  acquisition of Royal                         21,412          21,412            --

Cash at beginning of period                   237,957         237,957            --
                                            ---------       ---------       ---------

                                            $  33,106       $  33,106       $    --
                                            =========       =========       =========


(a)  See restatement of statement of operations.
(b) Reduction of amortization of initial direct cost pursuant to change to interest method.
(c)  Deferred taxes on adjustments to income.
(d) Adjustment pursuant to change in period of amortization of value of stock issued for services rendered.
(e)  Reclassifications which had no effect on results of operations.
(f)  Miscellaneous adjustment.

                          ROYAL ACCEPTANCE CORPORATION

                              FINANCIAL STATEMENTS

                                  JULY 15, 1999

                          ROYAL ACCEPTANCE CORPORATION

                           DECEMBER 31, 1998 AND 1997
                                  JULY 15,1999





                                    I N D E X

                                                                            Page No.

FINANCIAL STATEMENTS:

       Independent Accountants' Report .....................................   F-24


       Balance Sheets
          As of December 31, 1998, 1997 and July 15, 1999 ..................   F-25

       Statements of Operations
          For the Years Ended December 31, 1998 and 1997
          and the Period from January 1, 1999 through July 15, 1999 ........   F-26

       Statements of Stockholders' Equity
          For the Years Ended December 31, 1998 and 1997
          and the Period from January 1, 1999 through July 15, 1999  .......   F-27


       Statements of Cash Flows
          For the Years Ended December 31, 1998 and 1997
          And the Period from January 1, 1999 through July 15, 1999 .......    F-28


       Notes to Financial Statements ...................................... F-29 - F-31

              [LETTERHEAD OF WEINICK SANDERS LEVENTHAL & CO., LLP]





                         INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors
Royal Acceptance Corporation

We have audited the accompanying balance sheets of Royal Acceptance Corporation as at July 15, 1999, December 31, 1998 and 1997, and the related statements of operations, cash flows, and stockholders' equity for the period from January 1, 1999 to July 15, 1999 and for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Companies management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Acceptance Corporation as at July 15, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the period from January 1, 1999 to July 15, 1999 and for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

                              /s/ Weinick Sanders
                                  Leventhal & Co., LLP


New York, New York
March 29, 2000

                          ROYAL ACCEPTANCE CORPORATION

                                 BALANCE SHEETS




                              A S S E T S

                                                                              July 15,                   December 31,
                                                                            -------------      ------------------------------
                                                                                1999                 1998            1997
                                                                            -------------      -------------    -------------
Current assets:
  Cash                                                                      $      21,412      $           -    $           -

Deferred charges net of accumulated
  amortization of $82,969, $40,937 and $-0-,
  respectively                                                                     89,531             56,563           35,000
                                                                            -------------      -------------    -------------

                                                                            $     110,943      $      56,563    $      35,000
                                                                            =============      =============    =============

                 LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable and accrued expenses                                     $      17,025      $      24,717    $       2,982
                                                                            -------------      -------------    -------------

Stockholders' equity:
  Preferred stock - par value - authorized -
    1,000,000 shares, none issued and outstanding

  Common stock - no par value -
    Authorized - 25,000,000 shares
    Issued and outstanding - 1,815,506,
    1,167,406 and 917,406, respectively                                             1,816              1,168              918
  Additional paid-in capital                                                    1,150,109            981,482          919,232
  Accumulated deficit                                                         ( 1,058,007)         ( 950,804)       ( 888,132)
                                                                            -------------      -------------    -------------
          Total stockholders' equity                                               93,918             31,846           32,018
                                                                            -------------      -------------    -------------

                                                                            $     110,943      $      56,563    $      35,000
                                                                            =============      =============    =============



                       See notes to financial statements.

                          ROYAL ACCEPTANCE CORPORATION

                            STATEMENTS OF OPERATIONS




                                                                         For the Period           For the Years Ended
                                                                         January 1, 1999               December 31,
                                                                             Through         ------------------------------
                                                                          July 15, 1999          1999              1998
                                                                          -------------      -------------    -------------

Revenue                                                                               -      $           -    $           -

General and administrative expenses                                           ($107,203)          ( 62,672)        ( 27,041)
                                                                          -------------      -------------    -------------

Net loss                                                                      ($107,203)          ($62,672)        ($27,041)
                                                                          =============      =============    =============

Earnings per share:
  Basic and diluted:
    Net loss per share                                                           ($0.07)            ($0.06)         ($0.13)
                                                                          =============      =============    =============

  Weighted average shares outstanding                                         1,578,405          1,109,884         210,289
                                                                          =============      =============    =============




                       See notes to financial statements.

                          ROYAL ACCEPTANCE CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

            AND THE PERIOD FROM JANUARY 1, 1999 THROUGH JULY 15, 1999



                                                     Common Shares             Additional                                 Total
                                               ------------------------         Paid-In           Accumulated         Stockholders'
                                                  Shares         Amount         Capital             Deficit               Equity
                                               ----------        ------        ----------         -----------            --------
Balance at December 31, 1996                      197,856         $ 198         $ 865,402          ($ 861,091)           $  4,509

Sale of common stock for cash                      19,550            20            19,530                   -              19,550

Issuance of shares of common stock
  for services rendered                           700,000           700            34,300                   -              35,000

Net loss for the year ended
  December 31, 1997                                     -             -                 -            ( 27,041)           ( 27,041)
                                               ----------        ------        ----------         -----------            --------
Balance at December 31, 1997                      917,406           918            919,232         ( 888,132)              32,018

Issuance of common stock for
  services rendered                               250,000           250             62,250                 -               62,500

Net loss for the year
  ended December 31, 1998                               -             -                 -            ( 62,672)           ( 62,672)
                                               ----------        ------        ----------         -----------            --------
Balance at December 31, 1998                    1,167,406         1,168           981,482           ( 950,804)             31,846

Issuance of common stock for
    services rendered                             300,000           300            74,700                   -              75,000

Sale of common stock for cash                     348,100           348            93,927                   -              94,275

Net loss from January 1, 1999
  to July 15, 1999                                      -             -                 -           ( 107,203)           ( 107,203)
                                               ----------        ------        ----------         -----------            --------
Balance at July 15, 1999                        1,815,506        $1,816        $1,150,109         ($1,058,007)           $ 93,918
                                               ==========        ======        ==========         ===========            ========




                       See notes to financial statements.

                          ROYAL ACCEPTANCE CORPORATION

                            STATEMENTS OF CASH FLOWS



                                                            For the Period                 For the Years Ended
                                                            January 1, 1999                    December 31,
                                                                Through            ----------------------------------
                                                              July 15, 1999            1998                 1997
                                                            ----------------       ---------------     --------------
Cash flows from operating activities:
  Net loss                                                         ($107,203)            ($ 62,672)         ($ 27,041)
                                                            ----------------       ---------------     --------------
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Amortization of deferred charges                                  42,032                40,937                 --
    Increase (decrease) in cash flows as
        a result of changes in asset and
        liability account balances:
      Other assets                                                        --                    --             24,427
      Accounts payable and accrued expenses                           (7,692)               21,735            (17,852)
                                                            ----------------       ---------------     --------------
  Total adjustments                                                   34,340                62,672              6,575
                                                            ----------------       ---------------     --------------
Net cash used in operating activities                                (72,863)                   --            (20,466)
                                                            ----------------       ---------------     --------------
Cash flows provided by financing activities:
  Sale of capital stock                                               94,275                    --             19,550
                                                            ----------------       ---------------     --------------
Net increase (decrease) in cash                                       21,412                    --               (916)

Cash at beginning of period                                               --                    --                916
                                                            ----------------       ---------------     --------------
Cash at end of period                                       $         21,412       $            --     $           --
                                                            ================       ===============     ==============

Supplemental Disclosures of Cash Flow Information:
  Cash payments during the period for:

    Interest                                                $             --       $            --     $           --
                                                            ================       ===============     ==============

    Income taxes                                            $             --       $            --     $           --
                                                            ================       ===============     ==============

Supplemental Schedules of Noncash operating and Financing Activities:

  Issuance of common stock for services                     $         75,000       $        62,500     $       35,000
                                                            ================       ===============     ==============







                       See notes to financial statements.

                          ROYAL ACCEPTANCE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 15, 1999



NOTE  1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

                 (a)      Organization:

                            Royal Acceptance Corporation ("the Company") was
                 incorporated on November 15, 1996. On January 2, 1997, in a corporate restructuring, it merged with Royal Finance Company, a New Jersey corporation (RFC") as a result of which RFC ceased to exist. The Company had very limited operations and together with RFC was a development stage company organized to develop and operate a financial services business specializing in the acquisition and service of lease contracts for previously owned automobiles. On July 15, 1999, the Company acquired from Alliance Holdings Limited Partnership, all of the issued and outstanding shares of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of the Company's common stock. RIT is now the Company's only subsidiary, and the Company conducts all of its operations through RIT.

                 (b)      Per Share Data:

                            Net loss per share was computed by the weighted
                 average number of shares outstanding. The numbers of shares outstanding on December 31, 1996 has been restated as to reflect a 1 for 20 reverse stock split declared on December 24, 1997.

                 (c)      Financial Statement Presentation:

                            The preparation of financial statements in
                 conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures accordingly, actual results could differ from those estimates.

                 (d)      Stock Issued to Nonemployees for Services:

                            The Company accounts for stock issued to
                 nonemployees for services in accordance with Statement of Financial Accounting Standards (SFAS) No. 123. "Accounting for stock-based compensa-tion". SFAS No. 123 requires that all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, which ever is more reliably measurable.

                 (e)      Income Taxes:

                            At July 15, 2000, the Company has a deferred tax
                 asset of $337,000 arising primarily from a net operating loss carry-forward of approximately $748,000 available to reduce future taxable income, which expires through the year 2014. Since management estimates that it is not likely that the Company will be able to utilize this asset in the future, it has been fully reserved.

                            The net operating loss carryforwards at July 15,
                 2000 expire as follows:

                               2011                    $467,000
                               2012                     194,000
                               2013                      22,000
                               2014                      65,000
                                                       --------

                                                       $748,000
                                                       ========

                            The Tax Reform Act of 1986 enacted at complex set of
                 rules limiting the utilization of net operating loss carryforwards to offset future taxable income following a corporate ownership change. Among other things, the Company's ability to utilize the net operating loss carryforward is limited following the change in ownership in excess of fifty percentage points in any three-year period which accrued at acquisition. The effects, if any, of the change in ownership are not reflected in the foregoing tables.

NOTE 2 -         CAPITAL STOCK.

                 (a)      Stock Issued for Consideration Other Than Costs:

                            On December 27, 1997, the Company issued to a
                 consultant, 250,000 shares of common stock as a retainer for its agreement to provide consulting services to the Company valued at $12,500 and 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares are restricted under Rule 144 of the Act.

                            On December 27, 1997, the Company issued to an
                 attorney, 250,000 shares of common stock as a retainer for legal services rendered to the Company valued at $12,500. These shares were issued in compliance with Rule 504 of Regulation D.

                            On December 27, 1997, the Company issued to an
                 officer and director of the Company 200,000 shares of common stock valued at $10,000 in consideration for his agreement to serve in such capacity. The aforesaid shares are restricted under Rule 144.

NOTE 2 -         CAPITAL STOCK. (Continued)

                 (a)      Stock Issued for Consideration Other Than Costs:
                 (Continued)

                            On March 25, 1998, the Company issued to an
                 investment banker, 250,000 shares of common stock as a retainer for his agreement to provide consulting service to the Company valued at $62,500. These shares were issued in compliance with Rule 504 of Regulation D.

                            In March 1999, the Company issued 150,000 restricted
                 shares of its common stock to an officer/stockholder and 150,000 restricted shares to a consultant at their fair aggregate value of $75,000 for prior services rendered.

                            All stock issued for services rendered were valued
                 at their fair market value at the date of issuance. Insofar as terms have not been specified in the aforementioned consulting and retainer agreements, the Company will charge the value of the services to operations over a two year period. Amortization was $40,937 and $42,032 for the period January 1, 1999 through July 15, 1999 and year ended December 31, 1998, respectively.

                 (b)      Stock issued for Cash:

                            During the year ended December 31, 1997 the Company
                 sold 19,550 shares of its common stock for aggregate consideration of $19,550. Such shares were sold prior to the 1 for 20 reverse stock split at $.05 per share.

                            During the period from January 1, 1999 through July
                 15, 1999 the Company sold 348,100 shares of its common stock for aggregate consideration of $94,275.

                 (c)      Stock Split:

                            On December 24, 1997, the Board of Directors
                 authorized a 1 for 20 reverse stock split of the Company's $.001 par value common stock. At a result of the split 4,130,716 shares were retired and additional paid-in capital was increased by 4,131. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated for all periods presented.

                                    SIGNATURE

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.


Dated: March 19, 2001



                                            Royal Acceptance Corporation.



                                            By: /s/ Richard Toporek
                                                --------------------------------
                                                Name:   Richard Toporek
                                                Title:  President